Exhibit 99.1

NOTICE OF ANNUAL AND SPECIAL MEETING

OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

In respect of the

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

OF POSTMEDIA NETWORK CANADA CORP.

TO BE HELD ON

JANUARY 9, 2014

November 27, 2013

POSTMEDIA NETWORK CANADA CORP.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting of shareholders (the “Meeting”) of Postmedia Network Canada Corp. (“Postmedia”) will be held in the University West meeting room at the Park Hyatt Hotel located at 4 Avenue Road, Toronto, Ontario, M5R 2E8 on January 9, 2014, at 2:00 p.m. (Toronto time), for the following purposes:

1.	to receive Postmedia’s consolidated financial statements, and the independent auditor’s report thereon, for the year ended August 31, 2013;

2.

to re-appoint PricewaterhouseCoopers LLP as Postmedia’s auditor for the year ending August 31, 2014 and to authorize the Board of Directors of Postmedia (the “Board of Directors”) to fix the auditor’s remuneration;

3.	to consider and, if deemed advisable, pass a resolution, reconfirming the Shareholder Rights Plan Agreement dated November 8, 2010 between Postmedia and Computershare Investor Services Inc.;

4.	to consider, and if deemed advisable, pass a resolution ratifying the adoption of By-Law No. 3, amending Postmedia’s By-Law No. 1, relating to advance notice provisions for the election of directors;

5.	to elect the directors for the coming year; and

6.	to transact such other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Management Information Circular. Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

The Board of Directors has fixed the close of business on November 20, 2013 as the record date, being the date for the determination of the registered holders of Class C voting shares and Class NC variable voting shares in the capital of Postmedia (collectively, the “Shares”) entitled to receive notice of and vote at the Meeting and any adjournment thereof. Proxies to be used or acted upon at the Meeting or any adjournment thereof must be deposited with Postmedia’s transfer agent, Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 no later than 2:00 p.m. (Toronto time) on January 7, 2014 or forty-eight hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

DATED at Toronto, Ontario this 27th day of November 2013.

By Order of the Board of Directors

Paul V. Godfrey

Interim Chairman

POSTMEDIA NETWORK CANADA CORP.

MANAGEMENT INFORMATION CIRCULAR

This Management Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies by and on behalf of the management of Postmedia Network Canada Corp. (“Postmedia”) for use at the annual and special meeting of shareholders (the “Meeting”) to be held on January 9, 2014 at 2:00 p.m. (Toronto time) in the University West meeting room at the Park Hyatt Hotel, located at 4 Avenue Road, Toronto, Ontario, M5R 2E8 and any adjournment thereof. The Meeting has been called for the purposes set forth in the Notice of Annual and Special Meeting of Shareholders (the “Notice of Meeting”) that accompanies this Circular.

References in this Circular to the “Corporation”, the “Company”, “we”, “us”, “our” and similar terms, as well as references to Postmedia, refer to Postmedia Network Canada Corp. and if the context requires, its subsidiary, Postmedia Network Inc. Unless otherwise indicated, the information in this Circular is given as at November 15, 2013 and all dollar references in this Circular are to Canadian dollars.

GENERAL PROXY INFORMATION

This Circular provides the information you need to vote at the Meeting.

•

If you are a registered holder of Class C voting shares in the capital of Postmedia (“Voting Shares”) or Class NC variable voting shares in the capital of Postmedia (“Variable Voting Shares”, and collectively with Voting Shares, the “Shares”), a proxy form is enclosed that you can use to vote at the Meeting.

•	If your Shares are held by a nominee, you should contact that nominee to arrange to receive either a form of proxy or voting instruction form.

These security holder materials are being sent to both registered and non-registered owners of the Shares (“Shareholders”). If you are a non-registered owner, and Postmedia or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

The solicitation of proxies will be primarily by mail, but proxies may also be solicited in person, by telephone or other form of correspondence. The cost of preparing and mailing this Circular and other material relating to the Meeting and the cost of soliciting proxies has been or will be borne by Postmedia.

VOTING INFORMATION

Voting Matters

At the Meeting, Shareholders are voting on: (a) the re-appointment of our auditor for the year ending August 31, 2014 and the authorization of the Corporation’s Board of Directors (the “Board”) to fix the auditor’s remuneration; (b) the reconfirmation of the Shareholder Rights Plan Agreement dated November 8, 2010 between Postmedia and Computershare Investor Services Inc. (the “Rights Plan”); (c) the ratification and adoption of By-Law No. 3, amending By-Law No. 1, relating to advance notice provisions for the election of directors; and (d) the election of directors for the coming year.

Who Can Vote

The record date for the Meeting is November 20, 2013. Our transfer agent will prepare a list, as of the close of business on the record date, of the registered holders of the Shares. A holder of the Shares whose name appears on such list is entitled to vote the Shares on such list at the Meeting.

Voting Your Shares

If you are a registered Shareholder on the record date, you may vote in person at the Meeting or give another person authority to represent you and vote your Shares at the Meeting, as described below under ‘‘Voting Your Shares by Proxy’’.

Voting Your Shares by Proxy

If you will not be at the Meeting or do not wish to vote in person, you may vote by using the enclosed proxy form. A proxy must be in writing and must be executed by you or by your attorney authorized in writing.

Deadline for Proxies

Any proxy to be used at the Meeting must be received by our transfer agent, Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 no later than 2:00 p.m. (Toronto time) on January 7, 2014 or forty-eight hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting. Registered Shareholders may provide their voting instructions by any of the following means:

•	by mail to the address set forth above (a pre-paid, pre-addressed return envelope is enclosed); or

•	by hand or by courier to the address set forth above.

Your Proxy Vote

On the proxy form, you can indicate how you want to vote your Shares, or you can let your proxyholder decide for you.

All Shares represented by properly completed proxies received by our transfer agent, Computershare Investor Services Inc., no later than 2:00 p.m. (Toronto time) on January 7, 2014 or forty-eight hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting will be voted or withheld from voting, in accordance with your instructions as specified in the proxy, on any ballot votes that take place at the Meeting.

If you give directions on how to vote your Shares on your proxy form, your proxyholder must vote your Shares according to your instructions. If you have not specified how to vote on a particular matter on your proxy form, your proxyholder can vote your Shares as he or she sees fit. If neither you nor your proxyholder gives specific instructions, your Shares will be voted: (a) FOR the re-appointment of PricewaterhouseCoopers LLP as our independent auditor for the year ending August 31, 2014 and the authorization of the Board to fix the auditor’s remuneration; (b) FOR the reconfirmation of the Rights Plan; (c) FOR the ratification of the adoption of By-Law No. 3, amending Postmedia’s By-Law No. 1, relating to advance notice provisions for the election of directors; and (d) FOR the election of each of the nominees to the Board listed under the heading “Matters to be Acted Upon at the Meeting – Election of Directors”.

Appointing a Proxyholder

A proxyholder is the person you appoint to act on your behalf at the Meeting (including any continuation after an adjournment of the Meeting) and to vote your Shares. You may choose anyone to be your proxyholder, including someone who is not a Shareholder. Simply fill in the name in the blank space provided on the enclosed proxy form. If you leave the space in the proxy form blank, the person designated in the form, who is our Interim Chairman or, failing him, our Executive Vice President and Chief Financial Officer, is appointed to act as your proxyholder.

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before it is used by doing any one of the following:

•

You may send another proxy form with a later date to our transfer agent, Computershare Investor Services Inc., but it must reach Computershare Investor Services Inc. no later than 2:00 p.m. (Toronto time) on January 7, 2014 or forty-eight hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting;

•

You may deliver a signed written statement, stating that you want to revoke your proxy, to our Corporate Secretary, Gillian Akai at any time up to and including the last day preceding the day of the Meeting, or any adjournment thereof, at 1450 Don Mills Road, Don Mills, Ontario, M3B 2X7;

•	You may attend the Meeting and notify the Chairman of the Meeting prior to the commencement of the Meeting that you have revoked your proxy; or

•	You may revoke your proxy in any other manner permitted by law.

Voting by Non-Registered Shareholders

You are a non-registered Shareholder if your Shares are held in the name of a nominee (such as a bank, trust company or securities broker). Your nominee will generally provide you with a voting instruction form or a proxy form. You should follow the voting instructions provided by your nominee. If you wish to vote in person at the Meeting you must insert your own name in the space provided for the appointment of a proxyholder on the form provided by your nominee and return same by following the instructions provided.

Additional Matters Presented at the Meeting

The enclosed proxy form confers discretionary authority upon the persons named as proxies therein with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting.

If you sign and return the proxy form and do not appoint a proxyholder by filling in a name, and any matter is presented at the Meeting in addition to, or as an amendment or variation to, the matters described in the Notice of Meeting, the Postmedia representatives named as proxies will vote in their best judgement. Our management is not currently aware of any matters to be considered at the Meeting other than the matters described in the Notice of Meeting, or any amendments or variations to the matters described in such notice.

Description of Shares

Voting Rights

Voting Shares and Variable Voting Shares are the only shares which entitle Shareholders to vote at the Meeting. Each Voting Share entitles the holder to one vote on each item of business identified in the Notice of Meeting. Each Variable Voting Share entitles the holder to one vote on each item of business identified in the Notice of Meeting, except if:

(a)	the number of issued and outstanding Variable Voting Shares exceeds 49.9% of the total number of all issued and outstanding Shares; or

(b)

the total number of votes that may be cast by or on behalf of holders of Variable Voting Shares present at any meeting of holders of Shares exceeds 49.9% of the total number of votes that may be cast by all holders of Shares present and entitled to vote at such meeting.

If either of the above-noted thresholds is surpassed at any time, the vote attached to each Variable Voting Share will decrease automatically and without further act or formality, to equal the maximum permitted vote per Variable Voting Share as indicated below. Under the circumstance described in subparagraph (a) above, the Variable Voting Shares as a class cannot carry more than 49.9% of the aggregate votes. Under the circumstance described in subparagraph (b) above, the Variable Voting Shares as a class cannot, for the applicable Shareholders’ meeting, carry more than 49.9% of the total number of votes that can be cast at the Meeting.

Conversion of Shares and Coat-tail Provisions

An issued and outstanding Variable Voting Share shall be converted into one Voting Share, automatically and without any further act of Postmedia or the holder, if (a) such Variable Voting Share is not or ceases to be beneficially owned or controlled, directly or indirectly, otherwise than by way of security only, by one or more persons who are citizens or subjects of a country other than Canada or are controlled by one or more citizens or subjects of a country other than Canada (“Non-Canadians”), unless such Variable Voting Share resulted from the exercise of a voluntary election to convert a Voting Share into a Variable Voting Share, or (b)(i) the foreign ownership restrictions of the Income Tax Act (Canada) (the “Tax Act”) are repealed and not replaced with other similar restrictions in the Tax Act or other applicable legislation and (ii) there is no Canadian federal or provincial law applicable to Postmedia prescribed for the purposes of subsection 46(1) or paragraph 174(1)(c) of the Canada Business Corporations Act (the “CBCA”) or any other similar provision in the CBCA or the CBCA Regulations.

An issued and outstanding Voting Share shall be converted into one Variable Voting Share, automatically and without any further act of Postmedia or the holder, if such Voting Share becomes held or beneficially owned or controlled, directly or indirectly, otherwise than by way of security only, by one or more Non-Canadians. In addition to such automatic conversion feature, a holder of Voting Shares who is not a Non-Canadian shall have the option at any time to convert some or all of such shares into Variable Voting Shares on a one-for-one basis and to convert those shares back to Voting Shares on a one-for-one basis.

In the event that an offer is made to purchase Voting Shares or Variable Voting Shares and the offer is one which must, pursuant to applicable securities legislation or the rules of a stock exchange on which the Shares are then listed, be made to all or substantially all the holders of the Shares of such class, and a concurrent offer at an equal price and with identical terms (subject to certain exceptions) is not made to purchase the Shares of such other class, each Variable Voting Share or Voting Share, as the case may be, shall become convertible at the option of the holder into one Share of the other class that shall be subject to the offer at any time while the offer is in effect. The conversion right may only be exercised in respect of Shares for the purpose of depositing the resulting Shares in response to the offer and a Canadian trustee designated by Postmedia shall deposit the resulting Shares on behalf of the Shareholder.

If the Shares resulting from the conversion and deposited pursuant to the offer are withdrawn from the offer or are not taken up by the offeror or if the offer is abandoned or withdrawn, the Shares resulting from the conversion shall be reconverted back into the original class automatically and without further act from Postmedia or the holder.

Quorum and Principal Holders

The presence of at least two people holding or representing by proxy at least 10% of the total number of issued Shares for the time being enjoying voting rights at such meeting is necessary for a quorum at the Meeting. As at November 15, 2013, 981,861 Voting Shares and 39,227,758 Variable Voting Shares were issued and outstanding.

To the knowledge of the directors and executive officers of Postmedia, no person owns, directly or indirectly, or exercises control or direction over, voting securities of Postmedia carrying more than 10% of the voting rights attached to any class of our voting securities as at November 15, 2013, other than: (a) for Variable Voting Shares, GoldenTree Asset Management LP (“GoldenTree”) or its affiliates (13,732,337 Variable Voting Shares representing 35.0% of the outstanding Variable Voting Shares) and Silver Point Capital L.P. (7,448,530 Variable Voting Shares representing 19.0% of the outstanding Variable Voting Shares); and (b) for the Voting Shares, Electronic Rights Defence Committee (189,479 Voting Shares representing 19.3% of the outstanding Voting Shares) and the Paul and Gina Godfrey Sons Family Trust (108,000 Voting Shares representing 11.0% of the outstanding Voting Shares).

The Voting Shares held by the Electronic Rights Defence Committee, are held on behalf of its unnamed and widely dispersed members and are related to a former Canadian class action lawsuit which had asserted claims against Canwest Limited Partnership.

In addition to the 13,732,337 Variable Voting Shares referenced above, GoldenTree acquired an additional 1,600,000 Variable Voting Shares on November 20, 2013, increasing their Shares held to 15,332,337 Variable Voting Shares representing 39.1% of the outstanding Variable Voting Shares.

MATTERS TO BE ACTED UPON AT THE MEETING

Financial Statements

The annual report, which includes the audited consolidated financial statements of the Company for the years ended August 31, 2013, 2012 and 2011, accompanying this Circular will be placed before the Shareholders at the Meeting. No formal action will be taken at the Meeting to approve the audited consolidated financial statements. If any Shareholder has questions regarding such audited consolidated financial statements, such questions may be brought forward at the Meeting.

Re-appointment of Auditor

PricewaterhouseCoopers LLP (“PricewaterhouseCoopers”) is the auditor of Postmedia and was first appointed as our auditor in 2010.

Unless authority to do so is withheld, the persons named in the accompanying form of proxy intend to vote for the re-appointment of PricewaterhouseCoopers as our auditor until the close of our next annual meeting of Shareholders and the authorization of the Board to fix the remuneration of the auditor.

Our Board recommends that you vote FOR the reappointment of PricewaterhouseCoopers as our auditor for the year ending August 31, 2014 and the authorization of the Board to fix the auditor’s remuneration.

Reconfirmation of Shareholder Rights Plan

On November 8, 2010, the Company entered into the Rights Plan with Computershare Investor Services Inc.

Pursuant to its terms, the Rights Plan must be reconfirmed by a majority of the votes cast by Independent Shareholders (as defined below) who vote in respect of such reconfirmation at the Meeting and at every third annual meeting thereafter.

For purposes of the Rights Plan, “Independent Shareholders” mean Shareholders excluding: (i) any Acquiring Person; (ii) any Offeror (other than a Person who pursuant to Section 1.1(e)(v) of the Rights Plan is not deemed to Beneficially Own the Shares held by such Persons); (iii) any Affiliate or Associate of any Acquiring Person or Offeror; (iv) any Person acting jointly or in concert with any Acquiring Person or Offeror or any of their respective Affiliates or Associates; and (v) a Person who is a trustee of any employee benefit plan, share purchase plan, deferred profit sharing plan or any similar plan or trust for the benefit of employees of the Corporation or a Subsidiary of the Corporation, unless the beneficiaries of such plan or trust direct the manner in which the Shares are to be voted or direct whether the Shares are to be tendered to a Take-over Bid.

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass a resolution, the full text of which is attached as Schedule “A” to this Circular, with or without variation, to reconfirm the Rights Plan.

All capitalized terms used in this section of the Circular that are not otherwise defined in this Circular have the meanings set forth in the Rights Plan.

Objectives

The primary objectives of the Rights Plan are to ensure the fair treatment of the Shareholders of Postmedia in connection with any bid for control of Postmedia. The Rights Plan is intended to provide the Board with adequate time to consider and evaluate any unsolicited bid made for Postmedia and provide the Board with adequate time to identify, develop, and negotiate alternatives, if considered appropriate, to any such unsolicited bid. The approval of the Rights Plan will not affect the duty of a director on the Board to act honestly and in good faith with a view to the best interests of Postmedia and its Shareholders.

In submitting the Rights Plan to the Shareholders for reconfirmation, the Board has considered the following concerns inherent in the existing legislative framework governing take-over bids in Canada:

(a)

Unequal Treatment. While existing securities legislation has substantially addressed many concerns of unequal treatment, there remains the possibility that control of an issuer may be acquired pursuant to a private agreement in which a small group of securityholders dispose of their securities at a premium to market price which premium is not shared with other securityholders. In addition, a person may slowly accumulate securities through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all securityholders. Given Postmedia’s current capital structure and, in particular, the small number of Voting Shares currently outstanding, the acquisition of a relatively small number of Voting Shares or Variable Voting Shares by an acquiror that is not a Non-Canadian could allow such an acquiror to effectively acquire control of the Company. The Rights Plan addresses these concerns by applying to all acquisitions that would result in a person owning 20% or more of the Voting Shares or Variable Voting Shares (subject to certain limited exceptions, including the ability of the Board to waive the application of the Rights Plan), to better ensure that Shareholders receive equal treatment.

(b)

Time. Current legislation permits a take-over bid to expire in 35 days. The Board is of the view that this generally is not sufficient time to permit Shareholders to consider a take-over bid and to make a reasoned and considered decision. The Rights Plan provides a mechanism for “Permitted Bids” whereby a Take-Over Bid must be made for all of the outstanding Voting Shares and Variable Voting Shares, the minimum expiry period must be 60 days after the date of the bid and the bid must remain open for a further period of not less than 10 Business Days after the Offeror publicly announces that the Shares deposited or tendered and not withdrawn constitute not less than 50% of each of the outstanding Voting Shares and Variable Voting Shares held by Independent Shareholders. The Rights Plan is intended to provide Shareholders with adequate time to properly evaluate the offer and to provide the Board with sufficient time to explore and develop alternatives for maximizing shareholder value. Those alternatives could include identifying other potential bidders, conducting an orderly auction or developing a restructuring alternative that could enhance Shareholder value.

(c)

Pressure to Tender. A Shareholder may feel pressured to tender to a bid that the Shareholder considers to be inadequate out of a concern that failing to tender may result in the Shareholder being left with illiquid or minority discounted securities in Postmedia. The Rights Plan provides a mechanism in the Permitted Bid provision that is intended to ensure that a Shareholder may remove the uncertainty as to whether a majority of Shareholders will support a Take-Over Bid from the decision to tender to the Take-Over Bid by requiring that a Take-Over Bid remain open for acceptance for not less than a further 10 Business Days following public announcement that not less than 50% of each of the outstanding Voting Shares or Variable Voting Shares held by Independent Shareholders have been deposited and not withdrawn as at the initial date of take-up or payment by the Offeror. This mechanism therefore will lessen any undue pressure to tender that may be encountered by a Shareholder that is the subject of a Take-Over Bid.

General Impact of the Rights Plan

It is not the intention of the Board, in submitting the Rights Plan to Shareholders for reconfirmation, to entrench the directors or management of Postmedia in office, nor is it to avoid a bid for control of Postmedia in a transaction that is fair and in the best interests of Shareholders. For example, through the Permitted Bid mechanism, (described in more detail in Schedule “E” to this Circular), Shareholders may tender to a bid that meets the Permitted Bid criteria without triggering the Rights Plan, regardless of the acceptability of the bid to the Board.

The Rights Plan does not interfere with the day-to-day operations of Postmedia. The issuance of the Rights does not in any way alter the financial condition of Postmedia, impede its business plans or alter its financial statements.

In summary, the Board believes that the effect of the Rights Plan is to enhance Shareholder value, and ensure equal treatment of all Shareholders in the context of an acquisition of control.

A summary of the key features of the Rights Plan is attached as Schedule “E” to this Circular. This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the Rights Plan, the full text of which is available on SEDAR at www.sedar.com.

Our Board recommends that you vote FOR the reconfirmation of the Rights Plan.

Ratification of Adoption of Amendment to By-Laws Regarding Advance Notice of Election of Directors

On October 24, 2013, the Board approved the adoption of By-Law No.3 (the “By-Law Amendment”), amending Postmedia’s By-Law No. 1 to require advance notice to the Company in circumstances where nominations of persons for election to the Board are made by Shareholders other than pursuant to: (a) a requisition of a meeting made pursuant to the provisions of the CBCA; or (b) a Shareholder proposal made pursuant to the provisions of the CBCA. Among other things, the By-Law Amendment fixes a deadline by which Shareholders of record must submit director nominations to the Company prior to any annual or special meeting of Shareholders and sets forth the information that a Shareholder must include in the notice to the Company. In the case of an annual meeting of Shareholders, notice to the Company must be provided not less than 30 days and not more than 65 days prior to the date of the annual meeting. In the case of a special meeting of Shareholders (which is not also an annual meeting), notice to the Company must be provided no later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

A copy of the By-Law Amendment is attached as Schedule “B” to this Circular and is also available on SEDAR at www.sedar.com.

The Board believes that the By-Law Amendment is consistent with Shareholder rights and democracy, and benefits the Shareholders for the following reasons:

•	the By-Law Amendment does not prevent Shareholders from making director nominations;

•

the By-Law Amendment ensures an orderly, fair and open nomination process and that Shareholders are properly informed, in a timely way, in advance of a proxy contest and have the relevant information to knowledgeably vote on contested director elections; and

•

because the Company’s current articles and by-laws do not require prior notice of director nominations from the floor of a meeting, the By-Law Amendment prevents the possibility of a small group of Shareholders taking advantage of a poorly attended meeting to nominate their slate of directors from the floor, thereby imposing their slate on what could be a majority of Shareholders who are unaware that this could happen.

Pursuant to the provisions of the CBCA, the By-Law Amendment will cease to be effective unless ratified and confirmed by a resolution passed by a simple majority of the votes cast by Shareholders at the Meeting. At the Meeting, Shareholders will be asked to consider, and if deemed advisable, approve a resolution adopting By-Law No. 3, amending By-Law No. 1, to add an advance notice requirement for the nomination of directors of the Corporation by Shareholders in certain circumstances, the full text of which is attached as Schedule “C” to this Circular.

Our Board recommends that you vote FOR the ratification of the adoption of By-Law No. 3 amending By-Law No. 1.

Election of Directors

Postmedia is required to have a minimum of three directors and a maximum of 15 directors.

The table set forth below identifies the name and residence of the persons proposed to be nominated for election by Shareholders as directors, their current positions with Postmedia, the date when they first became a director of Postmedia and their principal occupations. Mr. Osborne ceased being a director of the Corporation upon his passing on April 9, 2013. On April 18, 2013, Mr. Godfrey was appointed Interim Chairman of the Board. On October 24, 2013, Mr. Sharpe was appointed Lead Director of the Board. On November 4, 2013, Mr. Paton resigned his position as Director. All of the nominees are currently directors of Postmedia and have been elected for a term ending on the date of the Meeting, or until the election of his or her successor, unless he or she resigns or his or her office becomes vacant by reasons of his or her death, removal or other cause. Each director elected will hold office for a term expiring at the close of the next annual meeting.

The Board has adopted a majority voting policy in director elections that will apply at any meeting of Shareholders where an uncontested election of directors is held. Pursuant to this policy, if the number of proxy votes withheld for a particular director nominee is greater than the votes for such director, the director nominee will be required to submit his or her resignation to the Chairman of the Board promptly following the applicable Shareholders’ meeting. Following receipt of resignation, the Corporate Governance and Nominating Committee will consider whether or not to accept the offer of resignation and make a recommendation to the Board. Within 90 days following the applicable Shareholders’ meeting, the Board shall publicly disclose their decision whether to accept the applicable director’s resignation or not, including the reasons for rejecting the resignation, if applicable. A director who tenders his or her resignation pursuant to this policy will not be permitted to participate in any meeting of the Board or the Corporate Governance and Nominating Committee at which the resignation is considered. A copy of the majority voting policy may be found on the Postmedia website at www.postmedia.com.

It is not contemplated that any of the nominees will be unable, or for any reason will become unwilling, to serve as a director but should that occur prior to the election, the persons named in the accompanying form of proxy or voting instruction form reserve the right to vote for another nominee in their discretion, unless the Shareholder has specified that his or her Shares be withheld from voting on the election of directors.

Name and Residence	Position with Postmedia	Director / Executive Officer Since	Principal Occupation if Different from Position Held

Paul Godfrey Toronto, Ontario, Canada	Interim Chairman, Director, President and Chief Executive Officer	April 26, 2010

Charlotte Burke(1)(2)(5) Toronto, Ontario, Canada	Director	September 20, 2010	Chief Marketing and Sales Officer, QuickPlay Media Inc.

Hugh F. Dow(1)(4)(5) Toronto, Ontario, Canada	Director	January 6, 2011	Corporate Director

Jane Peverett(1)(2)(3) Vancouver, British Columbia, Canada	Director	April 10, 2013	Corporate Director

Graham Savage(1)(2)(4) Toronto, Ontario, Canada	Director	July 12, 2010	Corporate Director

Steven Shapiro(3) New York, New York, United States	Director	July 12, 2010	Founding Partner and Portfolio Manager, GoldenTree Asset Management LP

Peter Sharpe(1)(3)(4) Toronto, Ontario, Canada	Lead Director	June 17, 2010	Corporate Director

Robert Steacy(1)(2)(4) Toronto, Ontario, Canada	Director	July 14, 2010	Corporate Director

Notes:

(1)	Independent member of the Board
(2)	Member of the Audit Committee
(3)	Member of the Corporate Governance and Nominating Committee
(4)	Member of the Compensation and Pension Committee
(5)	Member of Digital Oversight Committee

Our Board recommends that you vote FOR the nominees proposed for election.

BOARD OF DIRECTORS

Director Biographies

The following are brief profiles of our directors, including a description of each individual’s principal occupation within the past five years.

Paul Godfrey (Interim Chairman)

Mr. Godfrey is the President and Chief Executive Officer of Postmedia and its subsidiary, Postmedia Network Inc. Prior to this he served as President and Chief Executive Officer of National Post Inc., President and Chief Executive Officer of the Toronto Blue Jays Baseball Club, and spent 16 years with Sun Media Corporation, eventually taking the role of President and Chief Executive Officer. Mr. Godfrey has a proud record of public service including a record four terms (11 years) as the Chairman of the Municipality of Metropolitan Toronto. He is Chairman of the board of RioCan Real Estate Investment Trust and currently serves on the board of Cargojet Income Fund and serves as Vice Chair of Baycrest Centre for Geriatric Care.

Charlotte Burke (Director)

Ms. Burke is currently Chief Marketing and Sales Officer with QuickPlay Media Inc., a leading provider of multiscreen managed services. Ms. Burke also operates a consulting firm focused on new business development in mobile, Internet and digital media, through which she recently provided services to Accenture in the communications, media and technology practice. Prior to assuming her current positions, Ms. Burke was the Senior Vice President of Sales and Marketing, Americas for Hewlett Packard and President of Asurion Canada. In addition, Ms. Burke was an officer and Senior Vice President with Bell Canada from 1996 to 2008, where she led the Consumer Internet business and Bell Mobility’s digital cellular business. Ms. Burke is also an advisor with the MaRS Ontario Innovation Center, Next 36, and was formerly on the boards of Acadia University, Ontario Lottery and Gaming Corporation, Women in Telecommunications and National Ballet School.

Hugh F. Dow (Director)

Mr. Dow retired as Chairman of Mediabrands Canada in December 2010. Prior to this, Mr. Dow was President of M2 Universal and held global responsibilities with Universal McCann, of which M2 Universal is the Canadian arm. Mr. Dow has also held many key advertising industry positions including Vice Chairman of BBM Bureau of Measurement, Director and Chairman of Canadian Media Directors’ Council, Chairman of PMB Print Measurement Bureau, Chairman and Director of ABC Audit Bureau of Circulation, and Chairman of Media Medical Audience Committee. Mr. Dow also serves as a director of Reshift Media Inc.

Jane Peverett (Director)

Ms. Peverett is Chair of the Board of the BC Ferry Authority. Ms. Peverett is the former President and Chief Executive Officer of the British Columbia Transmission Corporation (BCTC) having previously served as its Chief Financial Officer. Prior to BCTC, Ms. Peverett held a senior executive role at Westcoast Energy Inc. and was President and Chief Executive Officer of Union Gas Limited. Ms. Peverett currently serves as director on the boards of Encana Corporation, Associated Electric & Gas Insurance Services Limited (AEGIS), Canadian Imperial Bank of Commerce (CIBC) and Northwest Natural Gas Company. She is also a director of the United Way of Lower Mainland.

Graham Savage (Director)

Mr. Savage is retired but was a Founding Partner of Callisto Capital, a merchant banking firm. Prior to that, Mr. Savage spent 21 years as a senior officer at Rogers Communications Inc. He is currently a director of Canadian Tire Corp., Canadian Tire Bank, Cott Corporation and Whistler Blackcomb Holdings Inc. Mr. Savage previously served as a director of Rogers Communications Inc., Sun Media Corp., Royal Group Technologies Ltd., Hollinger International Inc., and The Daily Telegraph (UK), among others.

Steven Shapiro (Director)

Mr. Shapiro is a founding partner and portfolio manager at GoldenTree, and is a member of its executive committee. GoldenTree is an asset management company specializing in corporate and structured credit markets. Mr. Shapiro is responsible for the firm’s investments in media and communications as well as its investments in distressed assets. Prior to joining GoldenTree, Mr. Shapiro was a Managing Director in the High Yield Group at CIBC World Markets, where he headed Media and Telecommunications Research. He is a member of the boards of various corporate and not-for-profit entities, including Source Interlink Media, Source Home Entertainment, Inc., the holding company of Source Interlink Distribution, RDA Holding/Readers Digest, The University of Pennsylvania School of Law and The Abraham Joshua Heschel School.

Peter Sharpe (Lead Director)

Mr. Sharpe retired as President and CEO of Cadillac Fairview Corporation in 2010, having served with the company for over 25 years. Mr. Sharpe is currently a director of Morguard Corporation, First Industrial REIT (US), and Allied Property REIT. Mr. Sharpe is also a past chairman and current trustee of the International Council of Shopping Centers.

Robert Steacy (Director)

Mr. Steacy retired in 2005 after spending more than 16 years as the senior financial officer of Torstar Corporation. Mr. Steacy is a director and chair of the Audit Committees of Domtar Corporation and Cineplex Inc. From 2005 to 2007 he served on the boards of Alliance Atlantis Communications Inc. and Somerset Entertainment Income Fund, and was a director of Canadian Imperial Bank of Commerce from 2008 to 2012.

Cease Trade Orders or Bankruptcies

Other than as described below, no director or executive officer of Postmedia is, or within 10 years before the date hereof, has been a director, chief executive officer or chief financial officer of any company (including Postmedia) that, (i) was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or (ii) was subject to an order that was issued after the director or officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer. For the purposes of the preceding sentence, “order” means; (a) a cease trade order; (b) an order similar to a cease trade order; or (c) an order that denied the relevant company access to any exemption under securities legislation.

Other than as described below, to the knowledge of the Corporation, no director or executive officer, or Shareholder holding a sufficient number of securities to affect materially the control of Postmedia: (a) is at the date hereof, or has been within 10 years before the date hereof, a director or executive officer of any company (including Postmedia) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, or within 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or Shareholder.

On October 6, 2009, the subordinate voting shares and the non-voting shares of Canwest Global Communications Corp. (“Canwest Global”) were suspended from trading on the Toronto Stock Exchange (“TSX”) while a review to determine whether the company was meeting the continued listing requirements was conducted. On October 15, 2009, Canwest Global received a notice from the TSX informing the company that its subordinate voting shares and non-voting shares would be delisted from the exchange effective November 13, 2009 for failure to meet the continued listing requirements. In response to this notice, on November 13, 2009, Canwest Global announced that its subordinate voting shares and non-voting shares would begin trading on the TSX Venture Exchange effective November 16, 2009. Messrs. Paul Godfrey, the President and Chief Executive Officer of Postmedia, and Douglas Lamb, Executive Vice President and Chief Financial Officer of Postmedia, were senior officers of certain subsidiaries of Canwest Global throughout the period described above.

Prior to their mandates with Postmedia, Messrs. Godfrey and Lamb, were executive officers of Canwest Publishing Inc., Canwest Books Inc., Canwest (Canada) Inc., and Canwest Limited Partnership (the “LP Entities”) or one of the LP Entities’ wholly-owned subsidiaries. On January 8, 2010, the Ontario Superior Court of Justice issued an order that, among other things, granted the LP Entities protection from their creditors under the Companies’ Creditors Arrangement Act, R.S.C. 1985 c. C-36, as amended (the “CCAA”). Postmedia acquired substantially all of the newspaper and online publishing and digital media businesses previously owned by the LP Entities pursuant to a plan of compromise or arrangement that was implemented during the course of the LP Entities’ proceedings under the CCAA (the “Acquisition”). On April 24, 2013, the Ontario Superior Court of Justice made an order terminating the CCAA proceedings of the LP Entities.

Mr. Godfrey served on the board of directors of Mobilicity (formerly known as Data & Audio Visual Enterprises Mobilicity), from November 20, 2008 to April 30, 2013. Mobilicity sought and received CCAA protection on September 30, 2013.

Mr. Savage was a director of Microcell Inc. when it filed for protection under the CCAA. Mr. Savage was a director of Sun-Times Media Group, Inc. (“Sun Times”), formerly Hollinger International Inc. (“Hollinger”). He served as a director of that company from July, 2003 until November, 2009. On June 1, 2004, the Ontario Securities Commission issued a permanent management cease trade order (the “Ontario Cease Trade Order”) against the insiders of Hollinger for failing to file its interim financial statements and interim MD&A for the three-month period ended March 31, 2004 and its annual financial statements, MD&A and annual information form for the year ended December 31, 2003. In addition, the British Columbia Securities Commission issued a cease trade order against an insider of Hollinger resident in British Columbia on May 21, 2004, as updated on May 31, 2004 (the “BC Cease Trade Order”). The Ontario Cease Trade Order was allowed to expire on January 9, 2006 and is no longer in effect. The BC Cease Trade Order was revoked on February 10, 2006 and is no longer in effect. Sun Times filed for protection under Chapter 11 of the USBC in April 2009.

Mr. Shapiro was a director of Reader’s Digest Association Inc. (“Reader’s Digest”) until August 2009. Reader’s Digest filed for protection under Chapter 11 of the USBC in August 2009, after Mr. Shapiro’s departure from its board.

Penalties or Sanctions

To the knowledge of the Company, no director or executive officer or Shareholder holding a sufficient number of securities to affect materially the control of Postmedia, has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Mr. Shapiro is a founding partner and portfolio manager at GoldenTree, and is a member of its executive committee. GoldenTree and certain investment funds for which it serves as investment adviser own Variable Voting Shares (for more details see “Description of Shares – Quorum and Principal Holders”) and a portion of the 12.5% Senior Secured Notes due 2018 and the 8.25% Senior Secured Notes due 2017, both as issued by Postmedia Network Inc. GoldenTree’s combined debt and equity holdings may give rise to a potential conflict of interest. GoldenTree is located at 300 Park Avenue, 21st Floor, New York, New York, 10022 USA.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following discussion and analysis examines the compensation earned by the Company’s President and Chief Executive Officer (the “CEO”), the Executive Vice President and Chief Financial Officer (the “CFO”) and the three other most highly compensated executive officers (collectively, the “Named Executive Officers” or “NEOs”), who served as executive officers of the Company for the year ended August 31, 2013 (“Fiscal 2013”). In addition, it describes and explains Postmedia’s compensation philosophy and objectives and the significant elements of compensation of the Company’s NEOs during Fiscal 2013.

Named Executive Officers

The NEOs for Fiscal 2013 were:

•	Paul Godfrey, President and Chief Executive Officer
•	Douglas Lamb, Executive Vice President and Chief Financial Officer
•	Wayne Parrish, Chief Operating Officer
•	Gordon Fisher, President, Pacific Newspaper Group
•	Jeffrey Haar, Executive Vice President, Legal and General Counsel

Compensation Governance

Role of the Compensation and Pension Committee

The members of the Compensation and Pension Committee are Messrs. Savage (Chair), Dow, Sharpe and Steacy. Members of the Compensation and Pension Committee have gained relevant skills and experience with respect to their responsibilities for executive compensation through holding a variety of senior executive management roles, including, for certain members, as CEO of a business with the Human Resources and Finance functions reporting directly to them. In connection with their past roles, most Compensation and Pension Committee members have managed and implemented a variety of compensation policies and programs. The Compensation and Pension Committee regularly reports to the Board in carrying out its responsibilities and duties relating to compensation matters of the Company. The Compensation and Pension Committee regularly holds in-camera sessions exclusive of management including directors who are members of management and consults with independent advisors in respect of compensation matters (see “Compensation Governance – Role of the Independent Consultant”).

The Compensation and Pension Committee, through meetings, presentations and reports, understands the key drivers and issues affecting the Company and regularly meets with senior management.

Consistent with the Compensation and Pension Committee’s charter and based on input from management and the Compensation and Pension Committee’s independent advisor (see “Compensation Discussion and Analysis - Role of the Independent Consultant”), the Compensation and Pension Committee reviews executive compensation and awards for each of the NEOs.

As part of the executive compensation review, the Compensation and Pension Committee makes recommendations to the Board on compensation levels and incentive plan awards for each of the NEOs based on the guiding principles described below, with particular reference to performance measures. The following outlines the principal responsibilities of the Committee with respect to compensation matters:

•

Review and make recommendations to the Board of Directors in consultation with the CEO or Lead Director, as applicable, at least annually, the long-term goals and objectives of the Company which are relevant to the CEO’s compensation, evaluate the CEO’s performance in light of those goals and objectives, determine and recommend to the independent directors for approval the CEO’s compensation based on that evaluation, and report to the Board of Directors thereon. In determining the CEO’s compensation, the Compensation and Pension Committee shall consider the Company’s performance, the value of similar incentive awards to chief executive officers at comparable companies, the CEO’s existing employment contract and the awards given to the CEO in past years, with a view to maintaining a compensation program for the CEO at a fair and competitive level, consistent with the best interests of the Company.

•

Review and make recommendations to the Board of Directors at least annually (and upon appointment), in consultation with the CEO, on the compensation of those members of senior management that report directly to the CEO (including incentive-compensation plans, equity-based plans, the terms of any employment agreements, severance arrangements, and change in control arrangements or provisions, and any special or supplemental benefits), with a view to maintaining a compensation program for the senior management at a fair and competitive level, consistent with the best interests of the Company;

•	Review all executive compensation packages with annual cash compensation in excess of $300,000;

•

Review and make recommendations to the Board of Directors at least annually with respect to compensation of directors, the Chairman and those acting as committee chairs to, among other things, ensure their compensation appropriately reflects the responsibilities they are assuming;

•

Fix and determine (and, as it determines to be appropriate, delegate the authority to fix and determine) awards (and the vesting criteria thereof) to employees of stock or stock options or other awards pursuant to any of the Company’s equity-based plans now or from time to time in effect or otherwise as permitted by applicable legislation, regulatory requirements and policies and exercise such other power and authority as may be permitted or required under those plans;

•

Review the efficacy of incentive compensation programs (including short-term and long-term incentive plans), and equity-based compensation programs for the Company’s directors, officers and employees, including share ownership guidelines and, when necessary, make recommendations to the Board of Directors regarding, the role and design thereof;

•	Review the financial implications of the Company’s senior compensation plans, including post-retirement benefits and supplemental employee retirement plan and funding thereto, if any;

•

Review the potential results of its senior compensation programs under a wide variety of scenarios to ensure the Committee has an understanding of the linkage between shareholder interests and senior management payouts;

•	Review and approve annually any adjustments and guidelines made in respect of the Company’s compensation plans;

•

Oversee in co-operation with the Company’s senior management the human resources policies and programs which are of strategic significance to the Company and make recommendations thereon, as required, to the Board of Directors.

With respect to the Company’s pension plans, the Compensation and Pension Committee’s principal duties are to oversee and monitor the management and overall governance of the pension and retirement plans sponsored and administered by the Company.

Risk Mitigation

The Compensation and Pension Committee follows corporate governance rules and principles in reviewing and determining the executive compensation policies and programs. The Compensation and Pension Committee recognizes that the business and competitive environment in which the Company operates requires a balanced level of risk-taking to promote growth and achieve the expected financial performance required to provide Shareholders with good returns. The Compensation and Pension Committee is aware that compensation programs, policies and practices should not encourage senior executives to take excessive and unnecessary risks. The Compensation and Pension Committee monitors this on an ongoing basis by reviewing compensation arrangements to ensure that executives do not make short-term decisions that could be detrimental to long-term shareholder returns. The Compensation and Pension Committee reviews the performance-based compensation for senior executives and in doing so, reviews the compensation mix of base salary to short-term and long-term incentives. The Company promotes acceptable risk taking through the use of performance targets for its short-term incentive plan which has predefined payout thresholds. Risk is mitigated under long-term incentives through the grant of stock options that have vesting provisions. Long-term incentives reward executives for taking a balanced focus on long-term performance and the achievement of long-term goals over a ten year period. The Compensation and Pension Committee is satisfied that current programs, policies and practices, combined with the risk compliance reviews of the organization, promote acceptable risk taking with appropriate and reasonable incentive compensation and has not identified any risks that are reasonably likely to have a material adverse effect on the Company.

Hedging Policy

The Company has a policy of prohibiting its employees from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange traded funds, that are designed to hedge or offset a decrease in market value of securities of Postmedia held, directly or indirectly, by such employees, including equity securities granted as compensation. Such policy is contained in the Company’s Timely Disclosure and Confidentiality Policy.

Role of the Independent Consultant

The Compensation and Pension Committee engaged Hugessen Consulting Inc. (“Hugessen”) on November 5, 2010 to act as its independent advisor to provide advice and guidance on compensation issues. All work undertaken by Hugessen is pre-approved by the Chair of the Compensation and Pension Committee. Hugessen provides no other services to Postmedia. Hugessen is directly retained and instructed by and reports to the Compensation and Pension Committee. The decisions made by the Compensation and Pension Committee are the responsibility of the Compensation and Pension Committee and may reflect other factors and considerations in addition to the information and recommendations from Hugessen.

Fees paid to Hugessen in the years ended August 31, 2013 and 2012 pertaining to professional consulting services on NEO benchmarking, total compensation performance metrics and analysis of short-term and long-term incentive plans were as follows:

Year	Executive Compensation Related Fees	All Other Fees

Fiscal 2013	139,907	10,706

Fiscal 2012	85,125	-

Executive Compensation Guiding Principles

The executive compensation philosophy is based on the following guiding principles:

•

Creating compensation programs with appropriate levels of pay for performance (pay at risk) to inspire behaviors that drive Postmedia’s business strategy and generate financial results that align with shareholder interests;

•

Creating a total compensation package that is attractive to leaders, proportional to the executives contribution, and fair to stakeholders within the context of financial and non-financial total rewards;

•	Creating compensation programs that are consistent with market practices both in terms of value and design, while considering internal value and fit;

•

Delivering compensation and performance management programs that focus on building line of sight between rewards and the desired/expected behaviors, actions and results that drive a strong return on investment at the organization level, and striving for clarity and transparency of these programs with the goal of simplifying them where possible; and

•

Ensuring good governance by developing compensation programs that do not encourage excessive risk taking with accountability for design and administration held by appropriate internal stakeholders (including input from external experts) and appropriate oversight by the Compensation and Pension Committee and the Board.

From the guiding principles, the following design principles are followed:

•	Performance is a key driver of compensation levels, both on short-term and long-term incentives;

•

Sound performance management processes have been developed to provide for effectiveness and consistency in defining expected performance outcomes (as embedded in accountabilities and related goals) and assessing their achievement; and

•

Pay at risk, as represented by short-term and long-term incentive compensation, will be proportional to the job’s level of influence on overall business results. The Company continues to review and refine its programs, and recognizes the importance of long-term performance and therefore emphasizes rewards that align to an increase in shareholder value.

Competitive Benchmarking

In July 2013, the Compensation and Pension Committee requested that Hugessen assist the Committee by reviewing the competitiveness of the compensation levels for the CEO and the NEOs, using a comparator group of publicly listed companies.

Hugessen assessed the NEOs compensation levels’ competitiveness by using the comparator group of companies developed and approved by the Compensation and Pension Committee in October 2012. This comparator group of companies was selected, generally using the following four screening criteria:

Comparator Group Criteria
Primary Listing	Toronto Stock Exchange
Geographic Location	Headquartered in Canada
Industry Classification	Media
Financial Criteria	Latest Total Enterprise Value between approximately $400 million and $2.5 billion

The screening identified the following ten companies:

•	AIMIA
•	Astral Media Inc.
•	Cineplex Inc.
•	Cogeco Cable Inc.
•	Corus Entertainment Inc.
•	Glacier Media Inc.
•	Mood Media Corporation
•	Torstar Corporation
•	TVA GROUP Inc.
•	Yellow Media Limited

The compensation review focused on the total direct compensation (“TDC”) composed of base salary, short-term incentives and long-term incentives received by the NEOs. For benchmarking purposes, Hugessen matched the CEO and CFO positions with the counterparts of the comparator companies. For the other NEO positions, Hugessen matched these positions based on their TDC ranking. Following a review of the benchmarking report, the Committee decided to leave the compensation levels of the CEO, CFO and the other NEOs unchanged.

How Postmedia Makes Executive Compensation Decisions

The Board makes decisions on each element of executive compensation as it pertains to base salaries, annual short-term incentives and long-term incentive compensation based on recommendations made by the Compensation and Pension Committee for the NEOs. The Board also approves corporate and divisional goals, targets and objectives relevant to the compensation of the NEOs. In making recommendations for Board approval, the Compensation and Pension Committee reviews the compensation arrangements for the NEOs based on competitive external benchmarking and peer group comparator information provided by Hugessen.

Executive Compensation Components and Their Objectives

Postmedia’s executive compensation program is comprised of the following compensation components:

•	base salary;

•	annual short-term incentives (annual bonuses);

•	long-term incentives, which include stock options and restricted share units (“RSUs”);

•	pension benefits; and

•	perquisites.

The primary objective of our executive compensation program is to attract and motivate key executives to carry out business strategies that are aligned with the creation of shareholder value. The level of compensation paid to each NEO is based on the executive’s qualifications, experience, responsibility and performance.

Salary

Base salary remunerates executives for discharging job requirements. The NEOs base salary represents a fixed level of cash compensation and it is reviewed annually by the Compensation and Pension Committee with recommendations to the Board for their approval with the goal of ensuring that each NEO is paid fairly, taking into consideration the requirements of the position, the executive’s performance, knowledge, skills, experience and equity with other executives within Postmedia and compared to the external market for competitiveness. The Company’s policy is to target base salary compensation for the NEOs at the median level or just above, based on external market considerations, organizational and individual performance. The NEOs are also reviewed based upon the comparator group recommended by Hugessen (see “Compensation Discussion and Analysis — Competitive Benchmarking”).

Annual Short-term Incentive Plan (“STIP”)

The STIP represents variable cash compensation. Short-term incentive targets for the NEOs are expressed as a percentage of base salary and are determined based on competitive market practices. The program is designed to attract and motivate executive performance. The Compensation and Pension Committee recommends for approval by the Board the short-term incentive plan design, performance measures, weightings and targets for each fiscal year.

The Company’s policy is to target short-term incentives at median for the NEOs with the purpose of being externally competitive while incenting for maximum performance to achieve Company goals.

In designing the STIP, the goal is to align the payouts with the business strategy and to motivate plan participants to achieve defined goals. The CEO is eligible for 100% of base salary at target and the other four NEOs are eligible for 50% of base salary at target. The short-term incentives all have a maximum payout opportunity equal to 150% of target.

For Fiscal 2013, consistent with the prior fiscal year, the Board provided the CEO with discretion to recommend an adjustment on incentive bonus payments under the STIP subject to the performance of pre-defined and pre-approved criteria (the “Discretionary Payout”). The Discretionary Payout is subject to Board approval and cannot exceed an established fixed percentage of the overall STIP. The payout is capped at 150% of target (including any Discretionary Payout). The CEO STIP plan design for Fiscal 2013 remained the same as the prior fiscal year, with the minimum payout threshold set at 80% of performance target. The payout is capped at 150% when performance reaches 120% of target (payouts are graduated proportionately for achievements between 80% and 100% and between 100% and 120% of target).

The plan for the other four NEOs remained the same as the prior fiscal year with the minimum payout threshold set at 85% of performance target. The payout is capped at 150% of target when performance achievement reaches 125% of performance target (payouts are graduated proportionately for achievements between 85% and 100% and between 100% and 125% of target).

In October 2013, the Board approved plan payouts for Fiscal 2013 based upon the level of achievement of targets (established for purposes of the STIP) based on the corporate performance of consolidated operating profit and consolidated digital revenue. The CEO was measured 100% against corporate performance relating to consolidated operating profit before depreciation, amortization, impairment and restructuring, (the “Consolidated Operating Target”). The CFO and two of the NEOs were measured 75% against the Consolidated Operating Target and 25% against consolidated digital revenue. The remaining NEO was measured 15% against the Consolidated Operating Target, 5% against consolidated digital revenue and 80% against similar targets established at individual operating unit levels. The Compensation and Pension Committee sets the targets for the STIP based on the organizational strategic plan and budget. Targets reflect the challenges facing the publishing industry and align with industry trends.

The Consolidated Operating Target and consolidated digital revenue established for the STIP for Fiscal 2013 were $141 million and $108 million, respectively, whereas the actual achievement was $130 million and $92 million, respectively. As permitted by applicable securities laws, the Company is not disclosing targets for individual operating units on the basis that such disclosure would be seriously prejudicial to the Company’s competitive market position. The level of difficulty in reaching the undisclosed targets is similar to that in meeting the Consolidated Operating Target and consolidated digital revenue. The undisclosed targets for individual operating units apply only to one NEO and represents 27% of such NEOs base salary and STIP.

The short-term incentive award targets and the payout achievement of these targets in Fiscal 2013 for the NEOs of the Company are as follows:

Participant Name	Fiscal 2013 Target Payout (as a % of base salary)	Fiscal 2013 Target Payout ($)	Fiscal 2013 Actual Payout ($)

Paul Godfrey	100%	950,000	579,500

Douglas Lamb	50%	225,000	62,437

Wayne Parrish	50%	237,500	65,906

Gordon Fisher	50%	200,000	71,417

Jeffrey Haar	50%	150,000	41,625

Long-term Incentive Plans

The Company has an Option Plan and an RSU Plan that are intended to, among other things, attract, motivate and retain certain executive officers and other grantees and align their interests with the interests of Shareholders. The long-term incentive programs are designed to reward performance over a ten year period and vest over a four year period, and are provided to senior leaders in value driven roles and key contributors who are critical to the organization’s future. (See “Option Plan” and “RSU Plan”).

Benefits and Perquisites

Although not considered a primary element of the Compensation Program, the Company provides a comprehensive market competitive package of executive level benefits and perquisites for its NEOs. The executive group benefits program includes health, dental, life insurance, wellness, short-term and long-term disability coverage. Perquisites provided to the NEOs consist of car allowances and club memberships, with a car lease available to the CEO. The level of benefits and perquisites are determined based on guidelines that have been established under an executive compensation total rewards framework.

Pension Plan

Postmedia maintains a defined benefit pension plan (the “Pension Plan”) for its executives which is the same Pension Plan offered to a majority of other employees in the Company and does not offer a supplemental executive retirement plan. The benefit formula takes into consideration the member’s pensionable earnings and credited service in the plan along with the maximum Canada Pension Plan levels. The formula is: 1.25% multiplied by the final average earnings up to the average yearly maximum pensionable earnings multiplied by the credited service plus 1.75% multiplied by the final average earnings in excess of the average yearly maximum pensionable earnings multiplied by the credited service. The Pension Plan averages the member’s best five years of pensionable earnings during the last ten years prior to retirement or termination.

The maximum pension payable under the Pension Plan is as prescribed by the Income Tax Act. The executive officers and all participants contribute an amount of 2.5% of pensionable earnings to the Pension Plan up to the yearly maximum pensionable earnings and 5% thereafter.

The Pension Plan also provides for an early retirement subsidy for the executive officers and all participants who take early retirement following the attainment of both age 62 and 10 years of continuous service. A participant retiring after age 55 but before age 62 with 10 or more years of continuous years of service may elect to receive an unreduced deferred retirement income payable at age 62. For a participant retiring after age 55 but before age 62 with less than 10 years of continuous employment, the pension is reduced by a factor of one-third of 1% for each complete month by which the early retirement date precedes the normal retirement date.

Messrs. Lamb, Parrish and Haar all participate in the Pension Plan. Mr. Godfrey is not eligible to participate in the Pension Plan because he has exceeded the maximum age to be eligible to participate in the Pension Plan and Mr. Fisher is in receipt of the pension benefit under the Pension Plan.

Defined Benefit Plan Table as of August 31, 2013

Participant Name	Number of Years Credited Service (#)	Annual Benefits Payable ($)		Opening Present Value of Defined Benefit Obligation ($) (2)	Compensatory Change ($) (2)	Non- Compensatory Change ($) (2)	Closing Present Value of Defined Benefit Obligation ($) (2)
		At Year End	At Age 65

Douglas Lamb	1.7	4,500	41,300	22,500	16,400	17,100	56,000

Wayne Parrish	1.8	4,900	24,300	30,200	18,100	19,500	67,800

Jeffrey Haar	1.3	3,600	51,500	8,800	12,700	14,300	35,800

Gordon Fisher (1)	21.3	52,600	52,600	744,700	-	(30,500)	714,200

Notes:

(1)	Mr. Fisher is currently receiving annual benefits under this plan of $52,600 based on an election of joint and survivor pension and credited service of 21.3 years at attainment of the pension benefit.
(2)

An actuarial valuation of the Plan was completed as at December 31, 2012 for funding purposes and these results were extrapolated to August 31, 2013 for accounting purposes. The present value of the obligation was determined using the Projected Unit Credit Method pro-rated on service. Calculations are made based upon a discount rate assumption of 4.70%. Compensatory change consists of normal cost net of employee contributions. Non-compensatory change consists of interest on the present value of the defined benefit obligation and employee contributions. Mr. Fisher’s non-compensatory change is negative as he is no longer making contributions to the Plan; rather his change is due to interest on the present value of the defined benefit obligation, changes to the assumptions and pension payments made to Mr. Fisher under this plan.

Summary Compensation Table

The following table summarizes the annual compensation provided for services rendered to Postmedia by its NEOs for Fiscal 2013, 2012 and 2011.

Name and Principal Position	Fiscal Year	Salary ($)		Option- Based Awards ($) (6)		Non-Equity Incentive Plan Compensation ($)			Pension Value (1) ($)	All Other Compensation (2) ($)		Total Compensation ($) (6)
						Annual Short- Term Incentive Plans (7)		Long-Term Incentive Plans
Paul Godfrey	2013	950,000		-		579,500		-	-	151,338	(3)	1,680,838
President and	2012	950,000		-		-		-	-	167,832	(3)	1,117,832
Chief Executive Officer	2011	950,000		-		465,500		-	-	170,525	(3)	1,586,025

Douglas Lamb	2013	450,000		-		62,437		-	16,400	-		528,837
Executive Vice	2012	450,000		-		75,000	(5)	-	8,100	-		533,100
President and Chief Financial Officer	2011	452,207		-		131,250	(5)	-	-	-		583,457

Wayne Parrish	2013	475,000				65,906		-	18,100	-		559,006
Chief Operating	2012	475,000		584,000	(8)	-		-	11,800	-		1,070,800
Officer	2011	68,510		-		7,421		-	-	286,980	(11)	362,911

Gordon Fisher	2013	400,000		-		71,417		-	-	400,150	(4)	871,567
President, Pacific	2012	400,000		-		-		-	-	98,670	(4)	498,670
Newspaper Group	2011	400,000		-		72,500		-	-	388,642	(4)	861,142

Jeffrey Haar	2013	300,000				41,625		-	12,700	-		354,325
Executive Vice	2012	193,270	(10)	146,000	(8)	64,000	(9)	-	-	-		403,270
President, Legal and General Counsel	2011	-		-		-		-	-	-		-

Notes:

(1)	Refer to the “Pension Plan – Defined Benefit Plan Table as of August 31, 2013” for additional details.
(2)

The value of perquisites and benefits for the NEOs, other than Messrs. Godfrey and Fisher, do not exceed either $50,000 or 10% of the NEOs annual salary, and are therefore not included in All Other Compensation.

(3)	This amount includes entertainment expenses totaling $79,742 (2012 - $107,831) (2011 - $107,474).
(4)	This amount includes a discretionary retention bonus of $366,000 (2012 - $75,000) (2011 - $366,000). The Company may consider similar payments in future years.
(5)	This amount represented a $75,000 discretionary bonus for fiscal 2012. This amount included a $75,000 discretionary bonus for fiscal 2011.
(6)

The total compensation value includes the estimated value of stock options granted during fiscal 2012 as determined using the Black-Scholes option pricing model as this is an acceptable methodology in accordance with International Financial Reporting Standards and is based on various assumptions described below in note 8. Option-Based Awards only represent an estimated value of the stock options granted and do not represent cash received by the NEO. This amount is at risk and may be equal to zero. Accordingly, the total compensation value does not represent the true cash compensation earned by the NEO.

(7)

The annual short-term incentive plan compensation in the above table relating to Fiscal 2013 was accrued in Fiscal 2013 and will be paid in fiscal 2014. The annual short-term incentive plan compensation relating to fiscal 2012 was accrued in fiscal 2012 and paid in Fiscal 2013. The annual short-term incentive plan compensation relating to fiscal 2011 was accrued in fiscal 2011 and paid in fiscal 2012.

(8)

Messrs. Haar and Parrish were granted 50,000 and 200,000 stock options, respectively, on January 26, 2012. The stock options had a grant date fair value of $2.92 which was determined using the Black-Scholes option pricing model. Key assumptions used in the model were a weighted average exercise price of Shares of $6.43, risk free rate of interest of 1.33% based on the Bank of Canada five year benchmark bond yield in effect on the date of grant, dividend yield of nil, a volatility factor of 54% based in part on the volatility of the Company’s Shares and the volatility of the shares of similar companies in the media and publishing industry and an expected life of options of 5 years based partly on contractual terms and a published academic study.

(9)	For fiscal 2012 this amount represented a $64,000 contractual bonus.
(10)	Mr. Haar commenced employment with Postmedia on January 9, 2012. Mr. Haar’s salary on an annualized basis in fiscal 2012 was $300,000.
(11)

Mr. Parrish commenced employment with Postmedia on July 11, 2011. Prior to this date he provided executive services to the Company through his management company, Sport Media Enterprises Inc. Mr. Parrish’s compensation recorded as all other compensation for fiscal 2011 consists entirely of amounts paid to Sport Media Enterprises Inc.

Performance Graph

The graph set out below illustrates the cumulative total return over the period from June 14, 2011 (Postmedia’s listing date on the TSX) to August 31, 2013, of a $100 investment in the Voting Shares and Variable Voting Shares as compared to the S&P / TSX Composite Index.

The year-end values of each investment are based solely on the change in the underlying Share price as no dividends were paid. The calculations exclude brokerage fees and any applicable taxes. Total Shareholder returns from each investment may be calculated from the year-end investment values shown below the graph.

Note: The data points in the performance graph above reflect the initial investment of $100 on June 14, 2011; the investment’s performance for the period covering June 14, 2011 to August 31, 2011; and the investment’s performance for the years ending August 31, 2012 and 2013.

Pay For Performance

The Company evaluates and considers the compensation of the NEOs with a pay for performance perspective. The Compensation and Pension Committee does not base its compensation decisions on the trading price of the Shares of the Company. The Compensation and Pension Committee believes the trading price of the Shares is affected by external factors over which the Company has little or no control and certain of these external factors do not necessarily reflect the operating performance of the Company. Compensation payouts are based on key financial targets that reflect the organizational strategic plan and budgets. Budget targets, set on an annual basis, reflect the significant challenges facing the publishing industry. Compensation plans are working as expected as shown in the “Summary Compensation Table”, indicated by the differentiation in payouts based on achievement of targets.

Further, a portion of the NEOs’ aggregate compensation, as shown in the “Summary Compensation Table”, is composed of option-based awards. Accordingly, long-term compensation for the NEOs is largely dependent on the trading price of the Company’s Shares. In this way, the NEOs compensation is linked to the underlying performance of the Shares and thereby aligned with Shareholder returns.

Incentive Plan Awards

Option Plan

The Option Plan is intended to assist Postmedia in attracting, motivating and retaining officers and employees by granting the right to purchase Shares (“Options”), as applicable, under the Option Plan (the “Option Plan”), in order to allow them to participate in the long-term success of Postmedia and to promote a greater alignment of their interests with the interests of the Shareholders of Postmedia.

Under the Option Plan, Options may be granted to participants in respect of unissued Shares. Participants are current full-time or part-time officers, employees or consultants of Postmedia or certain related entities (herein referred to as “Participants”). The Option Plan is administered by the Board (the “Plan Administrator”). In administering the Option Plan, the Plan Administrator may determine, among other things, Participants to whom Options are granted and the amounts, terms and conditions relating to Options, including the exercise price, and the time(s) when and circumstances under which Options become exercisable.

The maximum number of Shares that may be reserved for issuance at any time for the exercise of Options under the Option Plan is 3,000,000 Shares, representing 7.5% of the total number of Shares issued and outstanding. As of August 31, 2013, 1,808,000 Options, including 600,000 tandem Options/RSUs, or 60.3% of the number of Options that are reserved for issuance, have been granted under the Option Plan, representing 4.5% of the total number of Shares issued and outstanding. Therefore, there are currently 1,192,000 Options available to be granted under the Option Plan, representing 3.0% of the total number of Shares issued and outstanding. All Options will have a fixed exercise price, which shall not be less than the fair market value at the date of grant, being the volume-weighted average closing price of the applicable Shares on the TSX for the five trading days in which the Shares have actually traded immediately preceding such date, or if the Shares are not listed and posted for trading on any stock exchange, the fair market value of the Shares as determined by the Board in its sole discretion (“Fair Market Value”). At the election of a Participant, in lieu of exercising an Option a Participant may instead choose to surrender such Option, in whole or in part, in consideration of (i) the difference between the Fair Market Value on the date of exercise of the Shares subject to the Option and the exercise price for such Option (the “Option Value”) in the form of Shares, or (ii) the Option Value in the form of cash, subject to the consent of Postmedia. The term of any Option shall expire on the tenth anniversary of the date of grant, unless otherwise specified by the Plan Administrator at the time of grant, subject to extension of up to ten business days in the event the expiration of an Option would otherwise occur during or within two business days after the end of a Blackout Period (as such term is defined in the Option Plan). Options (including the rights attached thereto) are non-assignable and non-transferable except through devolution by death. The terms and conditions of Options granted under the Option Plan are subject to adjustments in certain circumstances, at the discretion of the Plan Administrator.

The Option Plan limits insider participation such that: (i) the number of Shares issuable pursuant to the exercise of Options granted to insiders (as such term is used in the TSX Company Manual) of Postmedia under the Option Plan, together with the number of securities issuable to insiders under Postmedia’s other security-based compensation arrangements (as such term is used in the TSX Company Manual), at any time, must not exceed 10% of Postmedia’s issued and outstanding Shares; and (ii) the number of Shares issued to insiders of Postmedia within any one year period pursuant to the exercise of Options, together with the number of securities issued to insiders pursuant to all of Postmedia’s other security-based compensation arrangements, shall not exceed 10% of Postmedia’s issued and outstanding Shares.

Under the Option Plan, in the case of the death of a Participant, all outstanding unvested Options granted to such Participant shall immediately and automatically be deemed to be vested and the legal representatives of such Participant shall have the right to exercise part or all of the Participant’s outstanding and vested Options at any time up to and including (but not after) the earlier of the last business day on or prior to: (i) the date that is one year following the date of death of such Participant; or (ii) the date on which the exercise period of the particular Option expires. In the case of Incapacity (as such term is defined in the Option Plan), all outstanding unvested Options granted to such Participant continue to vest and the Participant shall have the right to exercise part or all of the Participant’s outstanding and vested Options at any time up to and including the date on which the particular Option expires. In the case of resignation or cessation of office or employment of the Participant with the prior written consent of Postmedia, all outstanding and unvested Options granted to such Participant immediately and automatically terminate provided that, the Board may, but is not obligated to, allow a portion or all of the unvested Options to have an extended time period by which such Options may remain in effect and shall not automatically terminate. Such Participant shall have the right to exercise part or all of the Participant’s outstanding and vested Options at any time up to and including (but not after) the earlier of the last business day on or prior to: (i) the date on which the exercise period of the particular Option expires; or (ii) the date that is 90 days following the date of resignation. In the case of Retirement (as such term is defined in the Option Plan) of a Participant, all outstanding unvested Options granted to such Participant shall not terminate but shall continue to vest in accordance with their terms and the Participant shall have the right to exercise part or all of such Options once vested at any time up to and including (but not after) the earlier of the last business day on or prior to: (i) the date that is three years following the date of Retirement; or (ii) the date on which the exercise period of the particular Option expires, and the Participant shall have the right to exercise part or all of the Participant’s outstanding and vested Options as at the date of Retirement at any time up to and including (but not after) the earlier of the last business day on or prior to: (x) the date that is three years following the date of Retirement; or (y) the date on which the exercise period of the particular Option expires. Where a Participant’s employment terminates by reason of termination without Cause (as such term is defined in the Option Plan), unless otherwise determined by the Plan Administrator, all outstanding and unvested Options granted to such Participant will immediately and automatically terminate provided that, the Board may, but is not obligated to, allow a portion or all of the unvested Options to have an extended time period by which such Options may remain in effect and shall not automatically terminate. The Participant will have the right to exercise part or all of the Participant’s outstanding and vested Options at any time up to and including (but not after) the earlier of the last business day on or prior to: (i) the date on which the exercise period of the particular Option expires; and (ii) the date that is 90 days after the Termination Date (as such term is defined in the Option Plan). Where a Participant’s employment is terminated by Postmedia or certain related entities for Cause, then any Options held by such Participant, whether or not exercisable at the Termination Date, immediately expire and are cancelled on such date at a time determined by the Plan Administrator, in its sole discretion.

If, before the expiry of an Option in accordance with the terms thereof, a Change of Control (as such term is defined in the Option Plan) occurs and a Participant ceases to be an employee of Postmedia or certain related entities by reason of termination: (i) by Postmedia or related entity or by the entity that has entered into a valid and binding agreement with Postmedia and/or its affiliates to effect the Change of Control at any time after such agreement is entered into or during the Control Period (as such term is defined in the Option Plan) and such termination was for any reason other than for Cause; or (ii) by the Participant within sixty days after an act of Constructive Dismissal (as such term is defined in the Option Plan), the Participant’s Options become fully vested and may be exercised or surrendered by the Participant at any time within 120 days of the Participant’s Termination Date. In the event of a Change of Control, all outstanding Options shall be replaced with similar options of the entity resulting from the transaction on substantially the same terms and conditions as the Options, unless such replacement is not possible, practical or advisable, as the Board may, in its sole discretion, determine. If such determination is made that replacement is not possible, practical or advisable, the Plan Administrator may, in its sole discretion, accelerate the vesting of any or all outstanding Options to provide that such outstanding Options shall be fully vested and conditionally exercisable upon (or prior to) the completion of the transaction resulting in the Change of Control.

In the event the Plan Administrator accelerates the vesting of any outstanding Options, provided at least 10 days’ notice has been provided to an Optionee (as such term is defined in the Option Plan), all vested Options, unless exercised prior to or at the time of the Change of Control, will expire and be of no further force or effect upon completion of the Change of Control. If, for any reason, the transaction that would result in a Change of Control is not completed, the Plan Administrator may cause the acceleration of exercise periods of any Options or acceleration of the time for the fulfillment of any conditions or restrictions on such exercise of Options to be retracted and the vesting of such Options to revert to the manner provided in the applicable Option grant document, unless such Options have already been exercised.

The Board may amend the Option Plan without shareholder approval in certain instances, including, without limitation: (i) for the purpose of making formal, minor or technical modifications to any of the provisions of the Option Plan, including amendments of a “housekeeping” nature; (ii) to correct any ambiguity, defective provision, error or omission in the provisions of the Option Plan; (iii) to amend the vesting provisions of Options; (iv) to change the termination provisions of Options or the Option Plan that does not entail an extension beyond the original expiry date; or (v) any other amendment that does not require shareholder approval under applicable laws or the applicable rules of the TSX, provided that no such amendment may be made without the consent of each affected Optionee if such amendment would adversely affect the rights of such affected Optionee for Options previously granted. Shareholder approval will be required for any amendment to the Option Plan to: (a) reduce the exercise price; (b) extend the term of Options (other than as set out in the Option Plan); (c) increase the maximum number of Shares which may be issued under the Option Plan, subject to certain exceptions in connection with a reorganization or other event affecting the capital of Postmedia; (d) remove or exceed the insider participation limit; and (e) amend the amendment provisions of the Option Plan.

RSU Plan

The RSU Plan provides for the grant of the right to acquire any number of fully paid and non-assessable Shares, as applicable, in accordance with the terms of the RSU Plan (“RSUs”) to Participants, being current part-time or full-time officers, employees or consultants of Postmedia or certain related entities. The maximum aggregate number of Shares issuable pursuant to RSUs outstanding at any time under the RSU Plan shall not exceed 600,000 Shares. Effective July 13, 2010, Postmedia granted 600,000 RSUs to Mr. Godfrey as part of the tandem Options/RSUs (“Tandem Award”) described under “Employment Agreements - President and Chief Executive Officer” and, as a result, there are currently no RSUs available to be granted under the RSU Plan.

The RSU Plan is administered by the Board. In administering the RSU Plan, the Board may determine, among other things, Participants to whom RSUs are granted and the amounts, terms and vesting dates of RSUs. Each RSU will be settled for one Share, without payment of additional consideration, after such RSU has vested; however, at any time, a Participant may request in writing, upon exercising vested RSUs, subject to the consent of Postmedia, that Postmedia pay an amount in cash equal to the aggregate current Fair Market Value of the Shares on the date of such exercise in consideration for the surrender by the Participant to Postmedia of the rights to receive Shares under such RSUs. The Board may in its sole discretion accelerate the vesting date for all or any RSUs for any Participant at any time and from time to time. RSUs are non-transferable. The terms and conditions of RSUs granted under the RSU Plan will be subject to adjustments in certain circumstances, in the discretion of the Board.

The RSU Plan limits insider participation such that: (i) the number of Shares issuable to insiders (as such term is used in the TSX Company Manual) at any time, under all security based compensation arrangements (as such term is used in the TSX Company Manual) of Postmedia, shall not exceed 10% of the number of Shares issued and outstanding from time to time; and (ii) the number of Shares issued to insiders, within any one year period, under all security based compensation arrangements of Postmedia, shall not exceed 10% of the number of Shares issued and outstanding from time to time.

Under the RSU Plan, in the case of the death of a Participant, all outstanding unvested RSUs granted to such Participant shall immediately and automatically be deemed to be vested and the legal representatives of such Participant shall have the right to exercise part or all of the Participant’s outstanding and vested RSUs at any time up to and including (but not after) the last business day on or prior to the date that is one year following the date of death of such Participant. In the case of Incapacity (as such term is defined in the RSU Plan), all outstanding unvested RSUs granted to such Participant continue to vest and the Participant shall have the right to exercise part or all of the Participant’s outstanding and vested RSUs at any time. In the case of resignation or cessation of office or employment of the Participant with the prior written consent of Postmedia, all outstanding and unvested RSUs granted to such Participant will immediately and automatically terminate provided that, the Board may, but is not obligated to, allow a portion or all of the unvested RSUs to have an extended time period by which such RSUs may remain in effect and shall not automatically terminate. Such Participant shall have the right to exercise part or all of the Participant’s outstanding and vested RSUs at any time up to and including (but not after) the last business day on or prior to the date that is 90 days following the date of resignation. In the case of Retirement (as such term is defined in the RSU Plan) of a Participant, all outstanding unvested RSUs granted to such Participant shall not terminate but shall continue to vest in accordance with their terms and the Participant shall have the right to exercise part or all of such RSUs once vested at any time up to and including (but not after) the last business day on or prior to the date that is three years following the date of Retirement, and the Participant shall have the right to exercise part or all of the Participant’s outstanding and vested RSUs as at the date of Retirement at any time up to and including (but not after) the last Business Day on or prior to the date that is three years following the date of Retirement. Where a Participant’s employment terminates by reason of termination without Cause (as such term is defined in the RSU Plan), unless otherwise determined by the Board, all outstanding and unvested RSUs granted to such Participant will immediately and automatically terminate provided that, the Board may, but is not obligated to, allow a portion or all of the unvested RSUs to have an extended time period by which such RSUs may remain in effect and shall not automatically terminate. The Participant will have the right to exercise part or all of the Participant’s outstanding and vested RSUs at any time up to and including (but not after) the date that is 90 days after the Termination Date (as such term is defined in the RSU Plan). Where a Participant’s employment is terminated by Postmedia or certain related entities for Cause, then any RSUs held by such Participant, whether or not exercisable at the Termination Date, immediately expire and are cancelled on such date at a time determined by the Plan Administrator, in its sole discretion.

If, before the expiry of a RSU in accordance with the terms thereof, a Change of Control (as such term is defined in the RSU Plan) occurs and a Participant ceases to be an employee of Postmedia or certain related entities by reason of termination: (i) by Postmedia or a related entity or by the entity that has entered into a valid and binding agreement with Postmedia and/or its affiliates to effect the Change of Control at any time after such agreement is entered into or during the Control Period (as such term is defined in the RSU Plan) and such termination was for any reason other than for Cause; or (ii) by the Participant within sixty days after an act of Constructive Dismissal (as such term is defined in the RSU Plan), the Participant’s RSUs become fully vested and may be exercised or surrendered by the Participant at any time within 120 days of the Participant’s Termination Date. In the event of a Change of Control, all outstanding RSUs shall be replaced with similar restricted share units of the entity resulting from the transaction on substantially the same terms and conditions as the RSU Plan, unless such replacement is not possible, practical or advisable, as the Board may, in its sole discretion, determine. If such determination is made that replacement is not possible, practical or advisable, the Board may, in its sole discretion, accelerate the vesting of any or all outstanding RSUs to provide that such outstanding RSUs shall be fully vested and conditionally exercisable upon (or prior to) the completion of the transaction resulting in the Change of Control. In the event the Board accelerates the vesting of any outstanding RSUs (i) provided at least 10 days’ notice has been provided to a Participant, all vested RSUs, unless exercised prior to or at the time of the Change of Control, will expire and be of no further force or effect upon completion of the Change of Control, and (ii) if, for any reason, the transaction that would result in a Change of Control is not completed, the Board may cause the acceleration of exercise periods of any RSUs or acceleration of the time for the fulfillment of any conditions or restrictions on such exercise of RSUs to be retracted and the vesting of such RSUs to revert to the manner provided in the applicable RSU agreement, unless such RSUs have already been exercised.

The Board may amend the RSU Plan without shareholder approval in certain instances, including, but not limited to: (i) for the purpose of making formal, minor or technical modifications to any of the provisions of the Plan, including amendments of a “housekeeping” nature; (ii) to correct any ambiguity, defective provision, error or omission in the provisions of the plan; (iii) to amend the vesting, redemption or payment provisions of the plan or any RSUs; (iv) to change the termination provisions of RSUs or the plan that does not entail an extension beyond the original expiry date; (v) to facilitate a cash payment; or (vi) any other amendment that does not require shareholder approval under applicable laws or the applicable rules of the TSX, provided that no such amendment of the plan may be made without the consent of each affected Participant if such amendment would adversely affect the rights of such affected Participant for RSUs previously granted. Shareholder approval will be required for any amendment to the RSU Plan to: (a) extend the term of RSUs; (b) increase the maximum number of Shares which may be issued under the plan, subject to certain exceptions in connection with a reorganization or other event affecting the capital of Postmedia; (c) remove or exceed the insider participation limit; and (d) amend the amendment provisions of the plan.

Outstanding Share-Based Awards and Option-Based Awards

The table below sets forth information related to Options held by the NEOs as at August 31, 2013:

	Option-based Awards					Share-based Awards
Name	Number of Securities Underlying Unexercised Options (1)(6) (#)		Option Exercise Price ($)	Option Expiry Date	Value of Unexercised In-the- Money Options (3) ($)	Number of Shares that have not Vested (#)		Market or Payout Value of Share-based Awards that have not vested ($)

Paul Godfrey	400,000	(2)	9.85	July 13, 2020	-	120,000	(4)	177,600	(5)

Douglas Lamb	200,000		9.85	July 13, 2020	-	-		-

Wayne Parrish	200,000		6.53	January 26, 2022	-	-		-

Gordon Fisher	200,000		9.85	July 13, 2020	-	-		-

Jeffrey Haar	50,000		5.68	January 26, 2022	-	-		-

Notes:

(1)	Includes both vested and unvested Options.
(2)	Does not include Mr. Godfrey’s Tandem Award, which has been reflected in the share-based awards column and is described in notes 4 and 5 below.
(3)

This column contains the aggregate value of the in-the-money vested and unvested unexercised Options as of August 31, 2013, computed using the weighted average share price for the five trading days in which Shares have actually traded immediately preceding August 31, 2013, of $1.48 for the Voting Shares and $1.58 for the Variable Voting Shares. None of the Options issued to the NEOs are currently in-the-money as the exercise price is currently in excess of the value of both the Voting Shares and Variable Voting Shares. The Options have not been and may never be exercised and the actual gain, if any, on exercise will depend on the value of the Voting Shares or Variable Voting Shares on the date of such exercise.

(4)

This represents the portion of RSUs under Mr. Godfrey’s Tandem Award that have not yet vested, with the assumption that Mr. Godfrey would exercise his RSUs under the Tandem Award. The Tandem Award is further described in “Employment Agreements – President and Chief Executive Officer”.

(5)

The weighted average for the five trading days in which Shares have actually traded immediately preceding August 31, 2013, of $1.48 for the Voting Shares was used to value Mr. Godfrey’s unvested Tandem Award.

(6)

The class of Shares that underlie a particular Option is determined based on the citizenship for the holder of the Option, with holders that are Non-Canadian receiving a Variable Voting Share upon the exercise of an Option and holders that are not Non-Canadian receiving a Voting Share upon the exercise of an Option. All NEOs hold Options exercisable for Voting Shares, except for Mr. Haar who holds Options exercisable for Variable Voting Shares.

Value Vested or Earned During the Year

The following table summarizes the value of Share-Based Awards and Option-Based Awards that would have been realized by each NEO during Fiscal 2013 if the Share-Based Awards and Option-Based Awards that vested in Fiscal 2013 had been exercised on their vesting date:

Name	Option-Based Awards - Value Vested During the Year ($) (1)	Share-Based Awards - Value Vested During the Year ($) (2)	Non-Equity Incentive Plan Compensation - Value Earned During the Year ($) (3)

Paul Godfrey	-	187,200	579,500

Douglas Lamb	-	-	62,437

Wayne Parrish	-	-	65,906

Gordon Fisher	-	-	71,417

Jeffrey Haar	-	-	41,625

Notes:

(1)

For Messrs. Godfrey, Lamb and Fisher the value of the Options granted which vested in Fiscal 2013 were computed using the weighted average share price for the five trading days in which Shares have actually traded immediately preceding the vesting date of July 13, 2013 of $1.56 for the Voting Shares. For Messrs. Parrish and Haar the value of the Options granted which vested in Fiscal 2013 were computed using the weighted average share price for the five trading days in which Shares have actually traded immediately preceding the vesting date of January 26, 2013 of $2.03 for the Voting Shares and $1.77 for the Variable Voting Shares. None of the Options issued to the NEOs were in-the-money on the vesting dates during Fiscal 2013 as the exercise price was in excess of the value of a Voting Share and Variable Voting Share. The Options have not been and may never be exercised and actual gain, if any, on exercise will depend on the value of the Voting Shares and Variable Voting Shares on the date of such exercise.

(2)

One-fifth of the Tandem Award granted in 2010, which equals 120,000 RSUs, vested on July 13, 2013. The value of the Tandem Award which vested in Fiscal 2013 was computed using the weighted average for the five trading days in which Shares have actually traded immediately preceding July 13, 2013 of $1.56 for the Voting Shares. Mr. Godfrey has not yet exercised either the vested Options or vested RSUs associated with this Tandem Award and for purposes of this disclosure we have assumed Mr. Godfrey will exercise the RSUs. The Options associated with this Tandem Award will expire upon the tenth anniversary of the exercise date, and the RSUs will not expire. There are no exercise prices for RSUs issued under the RSU Plan.

(3)	These amounts are also shown in the Summary Compensation Table under “Non-Equity Incentive Plan Compensation”.

Employee Share Purchase Plan

The Employee Share Purchase Plan (“ESPP”) was adopted in 2011 and has not yet been made available to employees. If implemented, all union and non-union permanent full time and permanent part-time employees of the Corporation, Postmedia Network Inc. or any affiliated company approved by the Board would be permitted to participate in the ESPP subject to certain exclusions (including those employees who have been granted Options and those employees who are resident in the United States).

Under the terms of the ESPP, eligible employees of the Corporation who elect to participate shall contribute at least 1% of their annual base salary (excluding bonus, commission and overtime pay), up to a maximum on an annual basis equal to the lesser of (i) 5% of the employee’s annual base salary (excluding bonus, commission and overtime pay) and (ii) $8,000. The Corporation will match all contributions made by the employee by either contributing cash to be used by the administrative agent of the ESPP to purchase Shares on behalf of the employee or issuing Shares from treasury, in each case having a value equal to 25% of an employee’s contribution up to an annual maximum of $2,000 per employee. The Shares issued by, or purchased with contributions from, the Corporation will be issued to the employee within, or be subject to a vesting period of, 12 to 18 months following the employee contribution, respectively. The Corporation may also make additional contributions for any employee or group of employees in the Board’s discretion.

Both employee and employer contributions are used to acquire Shares on behalf of the employee through either issuances from treasury, open market purchases or a combination of both. Market purchases under the ESPP are made at the market price on the TSX. If employee contributions are used to purchase Shares from treasury, Shares are issued at the average 30-day closing price on the TSX and the corresponding employer shares are issued at the same price. If employee shares are acquired through open market purchases, corresponding employer shares are issued at the same price.

Employees may withdraw their Shares that are subject to the ESPP, subject to certain employer contribution vesting provisions. An employee’s participation in the ESPP terminates if he or she becomes disabled, retires, dies, is no longer eligible for the ESPP or the plan is terminated. On such terminations, all Shares (both vested and unvested) of the employee subject to the ESPP may be transferred as directed by the employee or sold. An employee’s participation in the ESPP also terminates if he or she is placed on layoff and all recall rights have been exhausted, or his or her employment is terminated. On such terminations, or if the employee terminates his or her participation in the plan, only those vested Shares of the employee subject to the ESPP may be transferred as directed by the employee or sold (and the employee will not be entitled to receive the unvested Shares). The right to participate in the ESPP may not be assigned or transferred.

The maximum number of Shares that may be issued from treasury under the ESPP is 800,000 Shares. As of the date hereof, no Shares have been issued in respect of the ESPP.

The maximum number of Shares that may be issued from treasury to insiders (as such term is defined in the Securities Act (Ontario)) within any one year period and issuable at any time under the ESPP and all other security based compensation arrangements is 10% of the total number of outstanding Shares on a fully diluted basis.

The Board reserves the right at any time, subject to any regulatory or stock exchange approval that may be required, to amend the ESPP without prior notice to or approval by Shareholders provided, however, that no amendment or modification shall adversely affect the rights and interests of a participant’s Shares allocated to his or her account under the ESPP prior to the date of such amendment. Examples of circumstances where the Board may make amendments without shareholder approval include, without limitation, amendments that would: (a) make housekeeping or clerical changes; (b) clarify any provision in the plan; (c) ensure compliance with applicable laws, regulations or policies of any governmental authority or relevant stock exchange; (d) change the class of participants eligible to participate in the plan; and (e) change the terms and conditions of any financial assistance which may be provided by the Corporation to the participants to facilitate the purchase of Shares under the ESPP, or adding or removing any provisions providing for such financial assistance. No amendment to the ESPP requiring the approval of the Shareholders of the Corporation under any applicable securities laws or requirements (including without limitation the TSX rules and policies) shall become effective until such approval is obtained. In addition to the foregoing, the approval of the holders of a majority of the Shares present and voting in person or by proxy at a meeting of Shareholders shall be required for: (a) any amendment to the provisions of the amendment provision of the ESPP; (b) a reduction in the price at which Shares are issued under the ESPP that benefits an insider of the Corporation; (c) any amendment to remove or to exceed the insider participation limit; and (d) any increase in the maximum number of Shares issuable under the ESPP.

Employment Agreements

President and Chief Executive Officer

On July 13, 2010, Mr. Godfrey entered into an employment agreement with Postmedia Network Inc. with an expiry date of August 31, 2014, the term of which agreement was extended as of June 7, 2013 to December 31, 2016. The employment agreement for Mr. Godfrey provides him with an annual base salary of $950,000 and an annual cash incentive target opportunity of 100% of his base salary, based on full achievement of the targets (as discussed in “Statement of Executive Compensation – Annual Short-Term Incentive Plan”) as fixed by the Board, with enhanced eligibility for up to an additional 50% of Mr. Godfrey’s base salary, based on exceeding the plan target fixed by the Board by 20% or more (together with prorated amounts for achieving between 80% and 120% of the targets). Pursuant to the terms of the agreement, Mr. Godfrey subscribed for $1,000,000 of Voting Shares at a price of $9.26 per share (which shares are currently held in a trust for the benefit of certain members of Mr. Godfrey’s family). In addition, Mr. Godfrey received Options (as defined under “Option Plan”) to acquire 400,000 Voting Shares exercisable at a price of $9.85 per share and a grant of an additional 600,000 tandem Options/RSUs (an “RSU” defined under “RSU Plan”). These tandem Options/RSUs were granted concurrently and, upon the exercise of any or all of such Options, the corresponding number of RSUs will be automatically forfeited by Mr. Godfrey for no consideration and, upon the exercise of any or all of such RSUs, the corresponding number of Options will be automatically forfeited by Mr. Godfrey for no consideration. Upon the exercise of an Option, Mr. Godfrey will, upon payment of the exercise price, receive one Share in accordance with the terms of the Option Plan. Upon exercise of an RSU, Mr. Godfrey will receive one Share without payment of additional consideration, however Mr. Godfrey may request in writing upon exercising his vested RSUs, subject to the consent of Postmedia, to receive the Fair Market Value of the Shares in cash in accordance with the terms of the RSU Plan. In no event will Mr. Godfrey receive more than 600,000 share entitlements (either in the form of Shares or the value of a Share, as applicable) in respect of the Tandem Award. The Options and RSUs will vest, as to 20% of the Shares subject to each award immediately upon grant and, as to the balance of the Shares subject to each award, equally on each of the first four anniversaries of the effective date of the employment agreement.

Mr. Godfrey is entitled to receive various employee benefits and perquisites. The employment agreement provides that if Mr. Godfrey’s position is terminated without cause by Postmedia Network Inc. or by Mr. Godfrey for “good reason”, Mr. Godfrey will be paid an amount equal to the base salary that would have been payable to him until the expiry of the term of his employment agreement as if it had not been terminated. Mr. Godfrey’s termination clause also provides for an amount equal to the average of annual cash incentive bonuses paid to Mr. Godfrey for each fiscal year of Postmedia Network Inc. during which Mr. Godfrey was employed with Postmedia Network Inc. prorated for any partial year to the expiry of the term, together with continuation of benefits, perquisites and allowances to which Mr. Godfrey was entitled at the date of termination for the same period. In the event of a termination of Mr. Godfrey’s employment by reason of incapacity, Mr. Godfrey is entitled to the base salary and benefits, perquisites and allowances to which he was entitled at the date of termination to the end of the term. Mr. Godfrey’s employment agreement also includes non-competition and non-solicitation covenants effective during the term of employment and post-termination (until the later of 12 months following termination and the entirety of the term of the agreement) in favour of Postmedia Network Inc. The agreement provides that Mr. Godfrey’s position is intended to be full-time and exclusive, subject only to the reasonable fulfillment of his responsibilities in connection with his other positions as approved by Postmedia Network Inc. from time to time. Mr. Godfrey is not eligible for any pension and/or post retirement income from Postmedia Network Inc.

Other Executive Employment Agreements

The employment agreements for each of Messrs. Lamb, Parrish, Fisher and Haar (each, an “Executive”) provide each such Executive with an initial annual base salary ranging from $300,000 to $475,000, subject to annual review by Postmedia Network Inc., and each Executive is eligible for an annual cash incentive target opportunity of 50% of such Executive’s base salary, with an opportunity to achieve up to 75% if financial performance is 125% of budget. The awarding of incentives will be based on the financial performance of the Company. See “Statement of Executive Compensation - Incentive Plan Awards”.

Each of the Executives is eligible to participate in the Option Plan and is entitled to receive various employee benefits and perquisites. Pursuant to the terms of their respective employment agreements, Messrs. Lamb and Parrish exercised rights to subscribe for $200,000 of Shares and Mr. Fisher exercised his right to subscribe for $500,000 of Shares, each at a price of $9.26 per share. With the exception of Mr. Lamb’s employment agreement, the employment agreements provide that, if the Executive’s position is terminated without cause by Postmedia Network Inc., they will be paid a lump sum severance payment equivalent to (a) one month’s base salary for each year of service they have completed on behalf of Postmedia Network Inc. or any predecessor entity (with a minimum of 18 months up to a maximum of 24 months), and (b) one month of the Executive’s average annual bonus for each full year of service that they have completed on behalf of Postmedia Network Inc. or any predecessor entity (with a minimum of 18 months up to a maximum of 24 months). Mr. Lamb’s employment agreement provides that if his position is terminated without cause by Postmedia Network Inc. or due to a change in control prior to July 13, 2014, he will be paid a lump sum severance payment equivalent to one and a half times his base salary plus bonus and car allowance, with a minimum payment of $1,034,100. If Mr. Lamb’s employment is terminated without cause by Postmedia Network Inc., or due to a change in control subsequent to July 13, 2014 and the Company has not made available to him a supplemental pension plan, he will be paid a lump-sum severance payment equivalent to two times his base salary, bonus and car allowance, with a minimum payment of $1,378,800. Mr. Lamb will also continue to receive benefits for a period of 18 months. The Executives’ employment agreements also include non-competition and non-solicitation covenants in favor of Postmedia Network Inc. effective during the term of employment and for a minimum of six months following termination, in the case of the non-competition covenant, and a period of twelve months following termination, in the case of the non-solicitation covenant.

Termination and Change of Control Benefits

The following table summarizes the estimated incremental payments to each NEO in the event of termination without cause and termination due to incapacity. The payments are calculated as at August 31, 2013. For additional Information, see “Statement of Executive Compensation – Employment Agreements”.

Name	Compensation Component	Estimated Incremental Payments For Termination Without Cause ($)	Estimated Incremental Payments Due To Incapacity ($)
Paul Godfrey (1)	Base Salary	3,166,667	3,166,667
	STIP	1,022,519	-
	Unvested Tandem Award	177,600	177,600
	Unvested Options	-	-
	Continuation of Benefits	627,830	627,830

		4,994,616	3,972,097

Douglas Lamb (2)	Base Salary	1,034,100	-
	Unvested Options	-	-
	Continuation of Benefits	14,941	-

		1,049,041	-

Wayne Parrish (3)	Base Salary	712,500	-
	Unvested Options	-	-
	STIP	49,430	-

		761,930	-

Gordon Fisher (4)	Base Salary	800,000	-
	Unvested Options	-	-
	STIP	71,417	-

		871,417	-

Jeffrey Haar (5)	Base Salary	450,000	-
	Unvested Options	-	-
	STIP	79,219	-

		529,219	-

Notes:

(1)

In the event of the resignation by Mr. Godfrey of his employment due to “good reason” (as defined in his employment contract), Mr. Godfrey will be entitled to the same payments as he would be entitled to receive in respect of a termination without cause as described above. Mr. Godfrey will not be entitled to any additional Options or RSUs after his termination date, but all existing Options and his Tandem Award will continue to vest in accordance with the provisions of the relevant plan. The Company has calculated the value of the unvested Tandem Award, based on the assumption Mr. Godfrey would exercise RSUs. The unvested RSUs as at August 31, 2013 totalled 120,000. For purposes of computing the value of the Tandem Award and the Options under the Option Plan, the weighted average for the five trading days in which Shares have actually traded immediately preceding August 31, 2013 of $1.48 for the Voting Shares was used. Using a value for a Voting Share of $1.48, the value of Mr. Godfrey’s vested Tandem Award (which amount is not reflected in the above table) would be $710,400. Under the Option Plan, all of Mr. Godfrey’s vested Options will continue to be available to be exercised upon termination of his employment contract. Using a value for a Voting Share of $1.48, the value of Mr. Godfrey’s vested Options (which amount is not reflected in the above table), if exercised, would be nil. If Mr. Godfrey’s employment contract is terminated due to incapacity, his unvested Options under the Option Plan will continue to vest. The value of these unvested Options (which amount is reflected in the table), using a value of $1.48, would be nil.

(2)

In the event of the resignation by Mr. Lamb of his employment due to a change in control (as defined in his employment contract), Mr. Lamb will be entitled to the same payments as he would be entitled to receive in respect of a termination without cause as described above. Under the Option Plan, all of Mr. Lamb’s vested Options will continue to be available to be exercised upon termination of his employment contract. Using a value of a Voting Share of $1.48 at August 31, 2013, the value of the vested Options (which amount is not reflected in the above table), if exercised, would be nil. If Mr. Lamb’s employment contract is terminated due to incapacity, his unvested Options under the Option Plan will continue to vest. The value of these unvested Options (which amount is reflected in the table), using a value of $1.48, would be nil. If Mr. Lamb is terminated subsequent to July 13, 2014 and the Company has not made available to him a supplemental pension plan, he will receive an increase with respect to the base salary component of his estimated incremental payments for termination without cause of $344,700.

(3)

Under the Option Plan, all of Mr. Parrish’s vested Options will continue to be available to be exercised upon termination of his employment contract. Using a value of a Voting Share of $1.48 at August 31, 2013, the value of the vested Options (which amount is not reflected in the above table), if exercised, would be nil. If Mr. Parrish’s employment contract is terminated due to incapacity, his unvested Options under the Option Plan will continue to vest. The value of these unvested Options (which amount is reflected in the table), using a value of $1.48, would be nil. Subsequent to August 31, 2013, Mr. Parrish’s employment agreement was amended to revise his “without cause” termination clause from a minimum of 18 months to 24 months and to provide for continuation of benefits for 24 months. These changes will result in an increase of $273,897 to his estimated incremental payments for termination without cause.

(4)

Under the Option Plan, all of Mr. Fisher’s vested Options will continue to be available to be exercised upon termination of his employment contract. Using a value of a Voting Share of $1.48 at August 31, 2013, the value of the vested Options (which amount is not reflected in the above table), if exercised, would be nil. If Mr. Fisher’s employment contract is terminated due to incapacity, his unvested Options under the Option Plan will continue to vest. The value of these unvested Options (which amount is reflected in the above table), using a value of $1.48, would be nil.

(5)

Under the Option Plan, all of Mr. Haar’s vested Options will continue to be available to be exercised upon termination of his employment contract. Using a value of a Variable Voting Share of $1.58 at August 31, 2013, the value of the vested Options (which amount is not reflected in the above table), if exercised, would be nil. If Mr. Haar’s employment contract is terminated due to incapacity, his unvested Options under the Option Plan will continue to vest. The value of these unvested Options (which amount is reflected in the table), using a value of $1.58, would be nil. Subsequent to August 31, 2013, Mr. Haar’s employment agreement was amended to provide for continuation of benefits for a minimum of 18 months to a maximum of 24 months. This change will result in an increase of $14,940 to his estimated incremental payments for termination without cause.

Except for those payments to Mr. Godfrey described in note 1 to the table above, no incremental payments to the NEOs are triggered upon the event of resignation for “good reason”.

Except for those payments to Mr. Lamb described in note 2 to the table above and the ability of the Board, at its discretion, to accelerate the vesting of unvested Options and unvested RSUs, no incremental payments to the NEOs are triggered upon a change in control of the Company.

Director Compensation

Annual Fees

The compensation of any director of Postmedia (other than any members of management who receive no compensation for serving on the Board or as described in this section) has been structured so that at least one-half of such compensation is equity-based. As executive Interim Chairman, Mr. Godfrey receives no compensation for serving on the Board, however a non-executive Chairman of the Board is entitled to receive an annual fee of $270,000. A director who serves as the Chairman of the Audit Committee or the Compensation and Pension Committee receives an annual fee of $170,000 and a director who serves as the chair of any other committee receives an annual fee of $150,000. Each director who is not the Chairman of the Board or the chair of a committee of the Board is entitled to be paid an annual fee of $120,000, and each director who is not the Chairman of the Board receives an additional fee of $10,000 in respect of each Board committee on which the director serves but does not chair. The Lead Director, if any, is not entitled to any additional compensation as a result of assuming the Lead Director role. Directors do not receive a fee for each meeting attended unless it is determined by the Board that an extraordinary number of meetings are being held. With the exception of fees paid to Ms. Peverett in Fiscal 2013, annual fees for all of the directors are paid 50% (or at the election of a particular director, a greater percentage) in the form of a grant of DSUs (as defined below) and the balance in cash. To avoid a disproportionate number of DSUs being granted to Ms. Peverett relative to the Initial Directors (as defined below) as a result of the significant change in the value of DSUs issued to the Initial Directors, the annual fees paid to Ms. Peverett for the period on which she served on the Board in Fiscal 2013 were paid solely in cash.

For any director who was appointed prior to, or within 90 days following, the acquisition date of July 13, 2010, and Hugh F. Dow (the “Initial Directors”), the first three years of DSUs, representing 50% of the annual fees, were granted as of July 13, 2010 and vested in three equal installments over three years in advance of each such year. Due to the extensive work that was required to be performed by the Initial Directors in Postmedia’s first fiscal year, these directors received one year’s additional remuneration in the form of DSUs, which vested in three equal installments over three years, in advance of each such year, and are subject to a performance threshold based on Postmedia achieving an EBITDA (as that term is defined in the applicable Board resolution) of $201.8 million in any one fiscal year. On January 11, 2012, the threshold was adjusted from $220.0 million to reflect the impact of the divestiture of the Victoria Times Colonist, Lower Mainland Publishing Group and Vancouver Island Newspaper Group on Postmedia’s consolidated operating profit before amortization, depreciation, impairment and restructuring. The performance threshold has not been met as of August 31, 2013.

DSUs totaling 385,627 are outstanding and fully vested as at August 31, 2013 under the DSU Plan, with the Value of a Share (as such term is defined in the DSU Plan) used to determine the number of DSUs granted. “Value of a Share” means the five-day weighted average closing price of the Voting Shares or Variable Voting Shares, as applicable for the five trading days in which the applicable Shares have actually traded, or, if the applicable Shares are not trading on the TSX, on the relevant day, the Value of a Share on such stock exchange on which such Shares are listed and posted for trading as may be selected for such purpose by the Board; however, in the event that the applicable Shares are not listed and posted for trading on any stock exchange, the value of a Share shall be the fair market value thereof as determined by the Board in its sole discretion. During Fiscal 2013, the Company paid $707,429 in cash payments to its directors and issued no DSUs as compensation (as described in the “Director Compensation Table” below) to its directors. During Fiscal 2013 the Company settled Mr. Emerson’s 21,320 DSUs for cash consideration of $43,247 and settled Mr. Osborne’s 41,117 DSUs for cash consideration of $75,260 upon the cessation of their respective directorships. Further, Mr. Emerson’s 14,213 DSUs subject to performance criteria and Mr. Osborne’s 27,411 DSUs subject to performance criteria were cancelled upon the cessation of their respective directorships as such performance criteria was not satisfied.

Director Compensation Table

The following table describes the compensation that was paid by the Corporation to its non-employee directors during the year ended August 31, 2013. During Fiscal 2013, Ms. Peverett did not receive any DSUs as she received 100% of her annual fees in cash (see “Director Compensation – Annual Fees”) and no other director elected to receive more than 50% of their annual fees in DSUs (for more detail on this election, see “Director Compensation – DSU Plan”). Mr. Godfrey does not receive any compensation for serving as a director of the Corporation. His compensation for serving as President and CEO is included under the “Summary Compensation Table”. The total compensation received by the Corporation’s non-employee directors in Fiscal 2013 was approximately $0.7 million.

Name	Fees Earned(1) ($)	Fees Granted in DSUs ($)	All Other Compensation ($)	Total ($)
Ronald W. Osborne(2)	82,174	-	-	82,174
Charlotte Burke	70,000	-	-	70,000
Hugh F. Dow	70,000	-	-	70,000
Jane Peverett (4)	54,783	-	-	54,783
David Emerson(3)	25,472	-	-	25,472
John Paton	80,000	-	-	80,000
Graham Savage	90,000	-	-	90,000
Steven Shapiro	65,000	-	-	65,000
Peter Sharpe	80,000	-	-	80,000
Robert Steacy	90,000	-	-	90,000
Total	707,429	-	-	707,429

Notes:

(1)

Fees earned consist only of those fees paid in cash for the year ended August 31, 2013 and except for Ms. Peverett, represent 50% of the annual fees. See “Director Compensation – Annual Fees” and “DSU Plan”. For more information on Ms. Peverett’s compensation, please see note (4) of this table.

(2)

Mr. Osborne ceased to be a director of the Company effective April 9, 2013. Upon cessation of his directorship, payment was made in respect of Mr. Osborne’s DSUs that were not subject to performance criteria (see “Director Compensation – Annual Fees”).

(3)

Mr. Emerson ceased to be a director of the Company effective January 10, 2013. Upon cessation of his directorship, Mr. Emerson received payment for DSUs that were not subject to performance criteria (see “Director Compensation – Annual Fees”).

(4)	Ms. Peverett commenced directorship with the Company effective April 10, 2013. Ms. Peverett’s fees earned on an annual basis are $140,000.
(5)

Mr. Paton ceased to be a director of the Company effective November 4, 2013. On November 19, 2013, Mr. Paton received payment for DSUs outstanding as at August 31, 2013 that were not subject to either market criteria or performance criteria (see “Director Compensation – DSU Plan”).

DSU Plan

Postmedia has adopted the DSU Plan for the benefit of its non-employee directors. Under the DSU Plan, except as otherwise specified by the Board, non-employee directors of Postmedia are required to elect to receive at least 50% (and may elect to receive up to 100%) of their annual fees satisfied in the form of DSUs, and may receive additional grants of DSUs under the DSU Plan from time to time in accordance with the terms of the DSU Plan. The number of DSUs to be credited to a director will be calculated on the date that fees are payable to such director, by dividing the dollar amount elected by such director in respect of such fees by the Value of a Share (as such term is defined in the DSU Plan) on such date. The vesting conditions (which may include time restrictions, performance conditions or a combination of both) of each DSU granted under the DSU Plan, will be determined by the Board, and on redemption (which would occur after the holder of the DSUs ceases to serve as a director and is not otherwise employed by Postmedia) DSUs will be paid out in cash. The DSUs are generally non-transferrable. Whenever cash dividends or distributions are paid on the Shares, additional DSUs will be credited to directors. The Board may discontinue the DSU Plan at any time or, subject to certain exceptions set out in the DSU Plan, may amend the DSU Plan at any time.

The table below sets forth information related to DSUs held by Postmedia’s directors as at August 31, 2013, based on the year of grant:

Director (5)	Fiscal Year Granted	Vesting conditions (1)	# of DSUs granted	# of DSUs that vested during the year	Value of DSUs vested during the year ($)	# of DSUs that were vested as of the end of the year (3)	Value of DSUs vested as of the end of the year ($) (4)

Charlotte Burke	2011	No criteria	21,320	-	-	21,320	31,554
		Performance	14,213	-	-	14,213	21,035

Hugh F. Dow	2011	No criteria	21,320	-	-	21,320	31,554
		Performance	14,213	-	-	14,213	21,035

John Paton (2)		No criteria	19,796	-	-	19,796	29,298
	2010	Market	100,000	-	-	100,000	148,000
		Performance	13,198	-	-	13,198	19,533

Graham Savage	2010	No criteria	27,411	-	-	27,411	40,567
		Performance	18,274	-	-	18,274	27,046

	2012	No criteria	2,489	-	-	2,489	3,684
		Performance	-	-	-	-	-
Steven Shapiro	2011	No criteria	4,949	-	-	4,949	7,325
		Performance	-	-	-	-	-
	2010	No criteria	19,797	-	-	19,797	29,300
		Performance	13,198	-	-	13,198	19,533

	2012	No criteria	3,063	-	-	3,063	4,533
		Performance	-	-	-	-	-
Peter Sharpe	2011	No criteria	6,091	-	-	6,091	9,015
		Performance	-	-	-	-	-
	2010	No criteria	24,366	-	-	24,366	36,062
		Performance	16,244	-	-	16,244	24,041

Robert Steacy	2010	No criteria	27,411	-	-	27,411	40,567
		Performance	18,274	-	-	18,274	27,046

Summary
Total - No Criteria			178,013	-	-	178,013	263,459
Total - Subject to Market Criteria			100,000	-	-	100,000	148,000
Total - Subject to Performance Criteria			107,614	-	-	107,614	159,269
Total Outstanding			385,627	-	-	385,627	570,728
Total			385,627	-	-	385,627	570,728

Notes:

(1)

Certain of the DSUs noted in this column as “Performance”, are subject to performance criteria requiring Postmedia to achieve a specified EBITDA threshold as defined in “Director Compensation – Annual Fees”. As noted earlier, the performance threshold has not been met as of August 31, 2013.

(2)

Market DSUs were issued to Mr. Paton on July 13, 2010 in recognition of his enhanced director role and are subject to the achievement of market criteria whereby the Fair Market Value of a Voting Share must be equal to, or greater than, $9.85. Based on the criteria for the Market DSUs, Mr. Paton would not have been able to exercise his Market DSUs as at August 31, 2013, even though they are fully vested, as the Fair Market Value of a Voting Share was not equal to or greater than $9.85. Mr. Paton resigned his position as director effective November 4, 2013. On November 19, 2013, the Company settled Mr. Paton’s 19,796 DSUs for cash consideration of $29,056. Further, Mr. Paton’s 13,198 DSUs subject to performance criteria and 100,000 DSUs subject to market criteria were cancelled as such performance criteria and market criteria were not satisfied.

(3)	Based on the vesting criteria as per the “DSU Plan”.
(4)

The value of the DSUs vested as of the end of the year, are computed using the weighted average for the five trading days in which Shares have actually traded immediately preceding August 31, 2013 of $1.48 for the Voting Shares.

(5)	As noted under “Director Compensation - Annual fees”, fees paid to Ms. Peverett for the period on which she served on the Board in Fiscal 2013 were paid solely in cash.

Insurance Coverage for Directors and Officers and Indemnification

Postmedia has obtained a directors’ and officers’ liability insurance policy, which covers corporate indemnification of directors and officers and individual directors and officers of Postmedia in certain circumstances. In addition, Postmedia has entered enter into indemnification agreements with its directors and officers for liabilities and costs in respect of any action or suit against them in connection with the execution of their duties, subject to customary limitations prescribed by applicable law.

Share Ownership

The table set forth below identifies the name and residence of those individuals who are directors and NEOs of the Corporation, their current positions or offices with the Corporation, and the number of Shares, Options, DSUs and RSUs beneficially owned, directly or indirectly, or under their direction or control as of November 15, 2013:

Name and Residence	Position with the Corporation	Number of Shares beneficially owned, directly or indirectly (#)	Number of Options,(13) DSUs and RSUs beneficially owned, directly or indirectly (#)	Percentage of Shares Owned in Respect of Particular Class (%)(12)

Paul Godfrey Toronto, Ontario, Canada	Interim Chairman, Director, President and Chief Executive Officer	108,000 Voting Shares(8) plus 800,000 Voting Shares that underlie the Options and RSUs that have vested to date.	400,000 Options plus 600,000 Tandem Options / RSUs (1)(10)	40.65%

Charlotte Burke(2)(5)(6) Toronto, Ontario, Canada	Director	-	35,533 DSUs(11)	**

Hugh F. Dow(3)(5)(6) Toronto, Ontario, Canada	Director	-	35,533 DSUs(11)	**

Jane Peverett (2)(4)(6) Vancouver, British Columbia, Canada	Director	-	- DSUs(14)	**

Graham Savage(2)(3)(6) Toronto, Ontario, Canada	Director	-	45,685 DSUs(11)	**

Steven Shapiro(4)(7) New York, New York, United States	Director	-	40,433 DSUs(11)	**

Peter Sharpe(3)(4)(6) Toronto, Ontario, Canada	Lead Director	25,000 Voting Shares	49,764 DSUs(11)	1.12%

Robert Steacy(2)(3)(6) Toronto, Ontario, Canada	Director	-	45,685 DSUs(11)	**

Douglas Lamb Toronto, Ontario, Canada	Executive Vice President and Chief Financial Officer	21,600 Voting Shares plus 160,000 Voting Shares that underlie the Options that have vested to date	200,000 Options	8.13%

Wayne Parrish Toronto, Ontario, Canada	Chief Operating Officer	21,600 Voting Shares plus 80,000 Voting Shares that underlie the Options that have vested to date	200,000 Options	4.55%

Gordon Fisher Toronto, Ontario, Canada	President, Pacific Newspaper Group	4,632 Voting Shares plus 160,000 Voting Shares that underlie the Options that have vested to date. 70,453 Variable Voting Shares(9)	200,000 Options	7.37%

Jeffrey Haar Toronto, Ontario, Canada	Executive Vice President, Legal and General Counsel	20,000 Variable Voting Shares that underlie the Options that have vested to date	50,000 Options	**

** denotes a percentage of Share ownership less than 1%

Notes:

(1)

Mr. Godfrey received a grant of 600,000 tandem Options/RSUs. These tandem Options/RSUs were granted concurrently and, upon the exercise of any or all of such Options, the corresponding number of RSUs will be automatically forfeited by Mr. Godfrey for no consideration and, upon the exercise of any or all of such RSUs, the corresponding number of Options will be automatically forfeited by Mr. Godfrey for no consideration. 480,000 of the tandem Options/RSUs have vested. The Options and RSUs have and will vest, as to 20% of the Shares subject to each award immediately upon grant and, as to the balance of the Shares subject to each award, equally on each of the first four anniversaries of the effective date of Mr. Godfrey’s employment agreement. See “Employment Agreements—President and Chief Executive Officer”.

(2)	Members of the Audit Committee.
(3)	Members of the Compensation and Pension Committee.
(4)	Members of the Corporate Governance and Nominating Committee.
(5)	Members of the Digital Oversight Committee.
(6)	Independent member of the Board.
(7)

Mr. Shapiro is a founding partner and portfolio manager at GoldenTree, and is a member of its executive committee. Certain investment funds for which GoldenTree serves as investment advisor beneficially own or exercise control and direction over 13,732,337 Variable Voting Shares of the Corporation as at November 15, 2013 (see “Description of Shares – Quorum and Principal Holders”). Steve Tananbaum is the Chief Investment Officer of Goldentree Asset Management LP.

(8)	These Voting Shares are held by the Paul and Gina Godfrey Sons Family Trust, of which Mr. Godfrey is a trustee.
(9)	54,000 of these Variable Voting Shares are held by the Gordon Fisher Family Trust, of which Mr. Fisher is a trustee.
(10)	600,000 Voting Shares, in the aggregate, are reserved for issuance under both the Option Plan and RSU Plan in respect of these tandem Options/RSUs.
(11)

Except as specified by the Board, 50% of the annual fees paid to directors are paid in the form of DSUs. For all directors, with the exception of Ms. Peverett, the first three years of DSUs, representing 50% of the annual fees for those first three years, vested in three equal installments over three years in advance of each such year. In anticipation of the extensive work that was performed by the Initial Directors in Postmedia’s first fiscal year, these directors have received one year’s additional remuneration in the form of DSUs, which vested in three equal installments over three years, in advance of each such year, and are subject to a performance threshold. See “Director Compensation—Annual Fees.” In addition, to the extent a director has elected to receive in excess of 50% of his or her annual fees in the form of DSUs, such excess DSUs vest on the date of grant.

(12)	The total number of outstanding Shares used to calculate this percentage includes those Shares underlying the Options and RSUs that have vested as of November 15, 2013.
(13)

The class of Shares in which a particular Option is exercisable has been determined based on the citizenship of the holder of the Option, with holders that are Non-Canadian receiving a Variable Voting Share upon the exercise of their Option and holders that are not Non-Canadian receiving a Voting Share upon the exercise of their Option. All Options in respect of the CEO, CFO and NEOs are exercisable for Voting Shares, with the exception of Mr. Haar whose options are exercisable for Variable Voting Shares.

(14)	As previously noted, Ms. Peverett has not been granted any DSUs as all of her fees in respect of Fiscal 2013 were paid in cash.

Share Ownership Guidelines

The Board has adopted share ownership guidelines for directors. Each director is required to acquire Shares having a value of three times the base annual director fees, which at this time amounts to $360,000. Directors are expected to achieve this level of ownership within five years from the date they became directors. Directors may apply DSUs towards this minimum equity ownership requirement, but only to the extent that such DSUs have vested. Directors who are nominated by a Shareholder pursuant to a nominating agreement with the Company may apply Shares held by such nominating Shareholder and its affiliates towards this minimum share ownership requirement. To determine whether a director has met this minimum share ownership level, Shares and DSUs will be valued at the greater of: (a) their value at the time of acquisition or grant; and (b) the current market price of the applicable Shares.

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides a summary of securities issued and issuable under all equity compensation plans of Postmedia as at November 15, 2013:

	# of Shares to be issued upon exercise of outstanding Options	Weighted-average exercise price of outstanding Options	# of Shares remaining available for future issuance under equity compensation plans

Option Plan approved by Shareholders (3)	1,800,000 (1)	$8.71	1,200,000	(4)

RSU Plan approved by Shareholders (3)	600,000 (2)	-	-

ESPP Plan approved by Shareholders (3)	-	-	800,000	(5)

Notes:

(1)

Includes 600,000 of Tandem Options issued to Mr. Godfrey. In the event that Mr. Godfrey exercises the Options the corresponding number of RSUs will be automatically forfeited by Mr. Godfrey for no consideration.

(2)

Includes 600,000 of Tandem RSUs issued to Mr. Godfrey. In the event that Mr. Godfrey exercises the RSUs, the corresponding number of Tandem Options will be automatically forfeited by Mr. Godfrey for no consideration.

(3)	See “Option Plan”, “RSU Plan” and “Employee Share Purchase Plan” for a description of the Option Plan, RSU Plan, and ESPP respectively.
(4)	This amount is based on there being a maximum of 3,000,000 Shares authorized for issuance under the Option Plan.
(5)	The maximum number of Shares that may be issued from treasury under the ESPP is 800,000 Shares. As of the date hereof, no Shares have been issued in respect of the ESPP.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Our corporate governance policies, procedures and practices are designed to ensure that our Board can fulfill its statutory mandate to supervise the management of our business and affairs with the highest standards of ethical conduct. The Board believes that good corporate governance improves corporate performance and benefits all Shareholders. Set forth below is certain disclosure by Postmedia of its corporate governance practices.

Board of Directors

In fulfilling its statutory mandate and discharging its duty of stewardship of Postmedia, the Board assumes responsibility for, among other things:

•	reviewing and approving the strategic plan and business objectives that are submitted by senior management and monitoring the implementation by senior management of the strategic plan;

•

assessing, monitoring and managing the principal strategic risks and reviewing the operational, reporting and compliance risks for Postmedia and overseeing, with the assistance of the Audit Committee, the implementation and monitoring of appropriate risk management systems;

•

ensuring, with the assistance of the Corporate Governance and Nominating Committee, the effective functioning of the Board and its committees (the “Committees”) in compliance with applicable corporate governance requirements, and that such compliance is reviewed periodically by the Corporate Governance and Nominating Committee;

•	assessing whether internal controls and management information systems are in place and ensuring they are evaluated and reviewed periodically on the initiative of the Audit Committee;

•

assessing the performance of senior management, including monitoring the establishment of appropriate systems for succession planning (including the development of policies and principles for President and CEO selection and performance reviews, and policies regarding succession in an emergency or upon retirement of the President and CEO) and periodically monitoring the compensation levels of the members of senior management based on the determinations and recommendations made by the Compensation and Pension Committee;

•	ensuring that Postmedia has in place a policy for effective communication with Shareholders, other stakeholders and the public generally; and

•

reviewing and, where appropriate, approving the recommendations made by the various Committees, including the selection of nominees for election to the Board, appointment of directors to fill vacancies on the Board, appointment of members of the various Committees and establishing the form and amount of director compensation.

The text of the Board Charter is attached as Schedule “D”.

Board Composition

In Fiscal 2013, the Board was composed of between 8 and 9 directors with Messrs. Osborne and Emerson ceasing to be directors on April 9, 2013 and January 10, 2013, respectively and Ms. Peverett joining the Board on April 10, 2013. The Board is currently composed of 8 directors after the resignation of Mr. Paton on November 4, 2013.

The Corporate Governance and Nominating Committee develops and recommends to the Board criteria for selecting new directors, assists the Board by identifying individuals qualified to become members of the Board, and recommends to the Board nominees for election to the Board in annual meetings, and directors to be appointed to each Committee and as the chair of each Committee. In doing so, the Corporate Governance and Nominating Committee applies a number of criteria in assessing individuals that may be qualified to become directors and members of Committees, including:

•	judgement, character, expertise, skills and knowledge useful to the oversight of the Corporation’s business;

•	diversity of viewpoints, backgrounds, experiences and other demographics;

•	business or other relevant experience; and

•

the extent to which the interplay of the individual’s expertise, skills, knowledge and experience with that of other members of the Board will build a board that is effective, collegial and responsive to the needs of Postmedia.

These criteria are to be applied in respect of each individual director, and in respect of the Board and each Committee as a whole.

Our Corporate Governance Guidelines do not restrict the number of public company boards of directors on which our directors may sit. However, our Code of Business Conduct and Ethics requires that the Chairman of the Board of Directors approve any other directorships held by our directors and officers. In addition, directors are expected to devote the required time and effort to discharge their obligations as members of the Board.

Attendance

The following table outlines the attendance record of directors at Board and Committee meetings in Fiscal 2013:

Name	Board of Directors Meetings Attended	Audit Committee Meetings Attended	Corporate Governance and Nominating Committee Meetings Attended	Compensation and Pension Committee Meetings Attended	Digital Oversight Committee Meetings Attended
Paul Godfrey	7 of 7

Ron Osborne (1)	3 of 3

Charlotte Burke	7 of 7	5 of 5			3 of 4

Hugh F. Dow	7 of 7			5 of 5	4 of 4
David Emerson (2)	1 of 3	1 of 3	1 of 2

John Paton (3)	6 of 7			3 of 5	4 of 4

Jane Peverett (4)	4 of 4	2 of 2	1 of 1

Graham Savage	7 of 7	5 of 5		5 of 5

Steven Shapiro	7 of 7		2 of 3

Peter Sharpe	7 of 7		3 of 3	5 of 5

Robert Steacy	7 of 7	5 of 5		5 of 5

Notes:

(1)	Ronald Osborne ceased to be a director of the Company effective April 9, 2013.
(2)	David Emerson ceased to be a director of the Company effective January 10, 2013.
(3)	Jane Peverett commenced directorship with the Company effective April 10, 2013.
(4)	John Paton ceased to be a director of the Company effective November 4, 2013.

Independence

For a director to be considered independent under the policies of the Canadian Securities Administrators, he or she must have no direct or indirect material relationship with us, being a relationship that could, in the view of the Board, reasonably be expected to interfere with the exercise of his or her independent judgement, and must not be in any relationship deemed to be not independent pursuant to such policies.

The Board has determined that a majority of its current directors are independent as defined in National Instrument 58-101-Disclosure of Corporate Governance Practices. The six independent directors are Charlotte Burke, Hugh F. Dow, Jane Peverett, Graham Savage, Peter Sharpe and Robert Steacy. Messrs. Godfrey and Shapiro are not independent. Specifically, Mr. Godfrey is not independent as a result of his position as President and CEO of Postmedia and Mr. Shapiro is not independent because he is a founding partner and portfolio manager at GoldenTree, and GoldenTree (or its affiliates) has significant debt and equity holdings in Postmedia (as discussed in more detail in “Board of Directors - Conflicts of Interest”). Independent directors do not currently hold regularly scheduled meetings at which non-independent directors are not in attendance, however, in-camera sessions are held at each Board meeting exclusive of management and non-independent directors, including directors who are members of management, for the purpose of facilitating open and candid discussion amongst its members. Further, in-camera sessions are held after Committee meetings exclusive of management.

Board Process

In addition to having the majority of the Board composed of independent directors, the Board has adopted a variety of procedures to allow for the independent functioning of the Board from management. Those procedures include having a Chairman or Lead Director who is an independent director with a formal mandate to assist the Board in fulfilling its duties effectively, efficiently and independent of management, members of the Board having the opportunity to initiate discussions with senior management without the President and CEO present so that they may freely discuss any concerns they may have and the ongoing monitoring of the relationship between the Board and senior management by the Corporate Governance and Nominating Committee.

The Board exercises its responsibility for oversight through the approval of all material decisions and initiatives affecting Postmedia.

Code of Business Conduct and Ethics

Postmedia has adopted a Code of Business Conduct and Ethics which applies to all directors, officers and employees of our Company, its subsidiaries and affiliates and other persons in similar relationships with those entities. The Code of Business Conduct and Ethics is provided to all directors, officers and employees and is available on SEDAR at www.sedar.com. The Code of Business Conduct and Ethics addresses such matters as compliance with laws, conflicts of interest, confidential information, protection and proper use of Postmedia assets and the reporting of illegal and unethical behaviour.

We encourage personnel who become aware of a conflict or potential conflict or departures from the Code of Business Conduct and Ethics to bring it to the attention of a supervisor or department head. We have also established additional procedures for confidential and anonymous reporting of complaints concerning accounting, internal accounting controls, auditing matters and breaches of the Code of Business Conduct and Ethics. The Board requires every director and executive officer to disclose any direct or indirect conflict of interest that he or she has, and obtains formal confirmation of compliance with the Code of Business Conduct and Ethics annually from directors, officers and a group of senior managers from across the Company that includes employees at the vice president level or above.

Any waivers of the Code of Business Conduct and Ethics for directors or members of senior management may only be granted by the Board (or a Committee to whom that authority has been delegated), while any waiver for all other employees may only be made by the President and CEO.

In order to help ensure that directors exercise independent judgement in considering any transaction or agreement in which a director or executive officer has a material interest, any director or executive officer with such an interest is expected to declare the interest and would generally not be present for any discussion or vote regarding the matter.

Position Descriptions

The Chairman of the Board, Lead Director and Committee Chairs

The Board has approved a position description for each of the Chairman of the Board and Lead Director. The Lead Director position description provides that the Lead Director is appointed where the Chairman of the Board is not an independent director, to assist the Chairman of the Board in fulfilling his duties and the Board of Directors in fulfilling its duties independent of senior management and to ensure that directors have an independent leadership contact.

The current Chairman of the Board is Mr. Godfrey who is not an independent director as he is also President and CEO. Mr. Sharpe is an independent director and is currently Lead Director of the Board.

The position description for the Chairman of the Board delegates to him the responsibility for, among other things, taking a leadership role in ensuring effective communication and relationships between Postmedia, Shareholders, stakeholders and the general public, promoting an understanding by members of the Board and senior management of the duties and responsibilities of the Board and recommending procedures to enhance the work of the Board and cohesiveness among directors. Further, the position description for the Chairman of the Board delegates to him, or where the Chair is not an independent director, the Lead Director, the responsibility for, among other things, acting as a liaison between the Board and the President and CEO and facilitating the annual performance review and evaluation of the Board and its members in accordance with the board and Committee charters and facilitating the assessment and adequacy of the Charter of the Board.

The position description for the Lead Director delegates to him the responsibility for, among other things, assisting the Chairman of the Board in promoting the proper flow of information to the members of the Board of Directors to keep the members of the Board of Directors fully apprised of all matters which are material to members of the Board at all times, providing leadership to the Board of Directors if circumstances arise in which the Chairman of the Board may, or may be perceived to, have a conflict of interest and presiding over meetings of the members of the Board of Directors or the Corporation’s Shareholders when the Chairman of the Board is absent or when the Board of Directors determines the Lead Director should do so.

The Board has also approved position descriptions for the Chair of the Audit Committee, the Chair of the Corporate Governance and Nominating Committee and the Chair of the Compensation and Pension Committee that delegate to such Chairs the responsibility for, among other things, recommending procedures to enhance the work of each respective Committee, facilitating performance reviews and evaluating each such Committee and its members in accordance with the respective Charter and facilitating the assessment and adequacy of the Charter for each Committee. Each Chair will be the liaison between the Committee and the Board and senior management of Postmedia.

The President and Chief Executive Officer

The Board has approved a position description for the President and CEO that delegates to him the responsibility for providing strategic leadership and vision by working with the Board and the senior management team to establish, implement and oversee our long-term goals, strategies, plans and policies, subject to the direction and oversight of the Board. The President and CEO shall be Postmedia’s primary person to communicate news pertaining to the Corporation to the public. The President and CEO reports formally to the Board, as well as less formally through discussions with members of the Board, to advise the Board on a timely basis of management’s current and proposed courses of action.

Orientation and Continuing Education

Senior management, working with the Corporate Governance and Nominating Committee, provides appropriate orientation and education for new directors to familiarize them with Postmedia and its business and the role of the Board, the Committees and directors. All directors are provided with current copies of all Board and Committee charters, policies and role descriptions. New directors are also provided with in-depth orientation sessions by way of individual meetings with the executive officers and other directors.

On an ongoing basis, senior management and the Board’s advisors provide periodic presentations to the Board to ensure that directors are aware of our business and operations and industry trends and practices. These presentations include those made at board meetings as well as presentations made at informal sessions held prior to each regularly scheduled board meeting.

The Board is to meet at least four times a year, and more frequently as circumstances require. All members of the Board are to strive to be at all meetings.

Board Assessment

Annually, under the supervision of the Corporate Governance and Nominating Committee, the directors will conduct a formal evaluation of the performance and effectiveness of the Board. Likewise, the members of each Committee will conduct a formal evaluation of the Committees with which they are involved. As part of such process, each director shall complete a detailed questionnaire which requires them to assess the performance of the Board or the applicable Committee. The questionnaires require input on the role, responsibilities and effectiveness of the Board/Committee, its membership, the conduct of meetings, the performance of the Chair, and any improvements that could be made to enhance its effectiveness. The questionnaire in respect of the Board also includes an anonymous peer evaluation and self-evaluation components. The results of the evaluations will then be reviewed by the Corporate Governance and Nominating Committee, who reports to the Board.

Committees of the Board

The Board has established four standing Committees to assist it in discharging its mandate. The roles of the Committees as part of our governance process are outlined below. Each Committee shall review and assess its mandate at least annually, has the authority to retain special legal, accounting or other advisors and, with the exception of the Digital Oversight Committee which does not currently have a chair appointed, is chaired by an independent director.

Composition of Committees

The members of the Board’s Committees have been appointed by the Board and will in the future be appointed by the Board upon the recommendation of the Corporate Governance and Nominating Committee.

Audit Committee

The members of the Audit Committee are Mr. Steacy (Chair), Ms. Burke, Ms. Peverett and Mr. Savage. The Audit Committee assists the Board in, among other things, its oversight and evaluation of:

•	the quality and integrity of the financial statements of Postmedia;

•	the compliance by Postmedia with legal and regulatory requirements in respect of financial disclosure;

•	the qualification, independence and performance of the independent auditor;

•	the assessment, monitoring and management of the financial, reporting and compliance risks involved with Postmedia’s business;

•	the enterprise risk management process; and

•	the performance of the CFO.

The text of the Audit Committee’s Charter may be found in the Company’s Annual Information Form dated November 27, 2013 (“Annual Information Form”) which is available on SEDAR at www.sedar.com.

All members of the Audit Committee are independent and “financially literate” as contemplated by the rules of the Canadian Securities Administrators. When considering criteria for determinations of financial literacy, Audit Committee members must be able to read and understand financial statements of a breadth and level of complexity of accounting issues generally comparable to the issues expected to be raised by our consolidated financial statements. For a discussion of the relevant education and experience of Mr. Steacy, Ms. Burke, Ms. Peverett and Mr. Savage, see “Board of Directors – Director Biographies”.

The fees billed by the Corporation’s external auditors for the years ended August 31, 2013 and 2012 for audit and non-audit related services provided to the Corporation and its subsidiaries are as follows:

		Audit Related
	Audit Fees	Fees		Tax Fees
Year	($)	($)		($)

Fiscal 2013	714,000	78,460	(1)	7,000

Fiscal 2012	715,000	316,990	(2)	-

Notes:

(1)

Includes fees incurred in connection with the audit of the Pension Plan financial statements, fees incurred with respect to specified procedures on internal controls, fees incurred in connection with matters pertaining to the Ontario Securities Commission and Canadian Public Accountability Board fees.

(2)

Includes fees incurred in connection with the offering memorandum for the Company’s First-Lien Notes which was completed August 16, 2012, fees incurred in connection with the Company’s transition to International Financial Reporting Standards, fees incurred in connection with the audit of the Pension Plan financial statements and fees incurred with respect to specified procedures on internal controls.

The Audit Committee charter provides that the Audit Committee is to meet at least quarterly and is to meet separately with senior management periodically, and with the independent auditor as appropriate. The Audit Committee will also meet in camera at each of its meetings.

None of the members of the Audit Committee may serve on the audit committee of more than three public companies in addition to Postmedia without the prior approval of the Audit Committee, the Corporate Governance and Nominating Committee and the Board. None of the members of the Audit Committee serves on the audit committee of more than three other public companies.

Compensation and Pension Committee

The members of the Compensation and Pension Committee are Messrs. Savage (Chair), Dow, Sharpe and Steacy. The Compensation and Pension Committee is composed entirely of independent directors. The Compensation and Pension Committee assists the Board in discharging its responsibilities relating to: recruitment, development and retention of senior management; appointment and compensation of senior management; senior management succession planning; compensation structure for the Board and senior management, including salaries, annual and long-term incentive plans and plans involving share options, share issuances and share unit awards; share ownership guidelines; and the pension plans and other retirement arrangements of Postmedia. The Compensation and Pension Committee makes recommendations to the Board and reviews the adequacy and form of directors’ compensation annually to ensure that such compensation reflects the responsibilities and risks involved in being an effective director.

The Compensation and Pension Committee charter provides that the Compensation and Pension Committee is to meet at least quarterly, and is to meet separately with senior management periodically, and with outside advisors as appropriate. The Compensation and Pension Committee will also meet in-camera at each of its regularly scheduled meetings.

Corporate Governance and Nominating Committee

The members of the Corporate Governance and Nominating Committee are Messrs. Sharpe (Chair), and Shapiro and Ms. Peverett. The Corporate Governance and Nominating Committee is not composed entirely of independent directors. As described above under “Board Composition”, Steven Shapiro is a non-independent director. However, the Board has ensured that there is an objective nomination process by having a majority of the members of the Corporate Governance and Nominating Committee be independent directors. In addition to making recommendations as to the size of the Board, nominees for election as directors and the composition of Committees, the Corporate Governance and Nominating Committee is intended to enhance Postmedia’s corporate governance process through the development and recommendation to the Board of appropriate corporate governance guidelines, administering the Code of Business Conduct and Ethics and Timely Disclosure, Confidentiality and Insider Trading Policy, assisting the Board and the Committees in their annual review of their performance and their charters and undertaking such other initiatives that may be necessary or desirable to enable the Board to provide effective corporate governance. The Corporate Governance and Nominating Committee has been granted the authority and direction to take such other initiatives as are needed to help the Board address corporate governance issues.

The Corporate Governance and Nominating Committee charter provides that the Corporate Governance and Nominating Committee is to meet at least twice a year, and is to meet separately with senior management periodically, and with outside counsel as appropriate. The Corporate Governance and Nominating Committee will also meet in-camera at each of its regularly scheduled meetings.

Digital Oversight Committee

The members of the Digital Oversight Committee are Ms. Burke and Mr. Dow. No chair is appointed at this time. The Digital Oversight Committee oversees, consults and advises on Postmedia’s Digital and Content Transformation Plan, including establishing procedures and timelines for the implementation of such plan.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Circular, to the knowledge of the directors and executive officers of Postmedia, no “informed person” (as defined in National Instrument 51-102) or any associate or affiliate of any informed person, has had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any material transaction with us since September 1, 2010 or has any such interest in any proposed transaction that has materially affected or would materially affect Postmedia or our subsidiaries.

Registration Rights Agreement

On July 13, 2010, Postmedia entered into a registration rights agreement with GoldenTree. Under the agreement, GoldenTree was granted demand registration rights pursuant to which GoldenTree may require Postmedia to file a prospectus with the Canadian securities administrators qualifying the Shares owned by GoldenTree for sale in Canada. The agreement also grants piggyback registration rights to GoldenTree in the event that Postmedia proposes to distribute Shares by way of a prospectus, which rights allow GoldenTree to require Postmedia in certain circumstances to include Shares owned by GoldenTree in such prospectus distribution.

Nominating Agreement

On July 13, 2010 Postmedia entered into a nominating agreement with GoldenTree, a principal Shareholder. Pursuant to this agreement, for so long as GoldenTree (or certain investment funds for which GoldenTree serves as investment adviser) beneficially owns or exercises control or direction over a minimum of 10% of the outstanding Shares of Postmedia, GoldenTree has the right to select one individual, who shall be presented to the Shareholders of Postmedia as part of management’s proposed list of nominees to serve as a director on the Board of Postmedia at any Shareholder meeting at which directors of Postmedia are being elected. The current nominee of GoldenTree on the Board is Mr. Shapiro. Upon termination of the agreement the then current nominee of GoldenTree shall fulfill his or her term as member of the Board and GoldenTree shall cease to have any nomination rights on a going forward basis.

Consulting Agreement

John Paton, formerly a director of Postmedia, entered into a consulting agreement with Postmedia pursuant to which he assisted with the implementation of Postmedia’s digital first strategy, which agreement expired on August 31, 2012. In addition to the standard compensation of directors of the Corporation, Mr. Paton received an additional monthly fee of $12,500, payable in cash, and 100,000 DSUs granted on July 13, 2010 which vested in three equal installments over three years, in advance of each such year, and may be redeemed only if the Value of a Share, as defined in the DSU plan, is at least a minimum price at the time of redemption. Mr. Paton resigned on November 4, 2013 and at the time of his resignation the Value of a Share did not meet the minimum price therefore the 100,000 DSUs granted will not be paid out.

First-Lien Notes and Second-Lien Notes

See “Board of Directors – Conflicts of Interest” for a discussion of GoldenTree’s interest in the First-Lien Notes and Second-Lien Notes of Postmedia Network Inc.

ADDITIONAL INFORMATION

Additional information relating to Postmedia is available on SEDAR at www.SEDAR.com and financial information relating to the Corporation is provided in Postmedia’s annual audited consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) for the years ended August 31, 2013, 2012 and 2011.

To request copies of Postmedia’s annual audited consolidated financial statements, MD&A, Annual Information Form, or its Code of Business Conduct and Ethics, Shareholders may contact Postmedia’s Corporate Secretary, Gillian Akai, at Postmedia, 1450 Don Mills Road, Toronto, Ontario, M3B 2X7, telephone number (416) 383-2550.

DIRECTORS’ APPROVAL

The contents of this Circular and the sending thereof to our Shareholders have been approved by the Board of Directors of Postmedia Network Canada Corp.

By Order of the Board of Directors

Paul V. Godfrey

Interim Chairman

November 27, 2013

SCHEDULE “A” RIGHTS PLAN RESOLUTION

“BE IT RESOLVED:

(a)

the continuance of the shareholder rights plan, the terms and conditions of which are set out in the Shareholder Rights Plan Agreement dated November 8, 2010 between Postmedia Network Canada Corp. (“Postmedia”) and Computershare Investor Services Inc., as rights agent (the “Rights Plan”), a copy of which has been tabled at this meeting, be and is hereby ratified, confirmed and approved;

(b)

the making of any revisions to the Rights Plan as may be required by any stock exchange or by professional commentators on shareholder rights plans to conform the Rights Plan to shareholder rights plans prevalent for public reporting issuers in Canada, as may be approved by any director or officer of Postmedia, is hereby approved;

(c)	the continuance of the Rights Plan, as may be amended in accordance with paragraph (b), is hereby ratified, confirmed and approved; and

(d)

any director or officer of Postmedia is hereby authorized and directed, acting for, in the name of and on behalf of Postmedia, to execute or cause to be executed, under the seal of Postmedia or otherwise and to deliver or to cause to be delivered, all such other deeds, documents, instruments and assurances and to do or cause to be done all such other acts as in the opinion of such director or officer of Postmedia may be necessary or desirable to carry out the terms of the foregoing resolutions.”

SCHEDULE “B” BY-LAW NO. 3

BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of Postmedia Network Canada Corp. (hereinafter called the “Corporation”) as follows:

ADVANCE NOTICE OF NOMINATION OF DIRECTORS

1)	By-law No. 1 of the by-laws of the Corporation is hereby amended by adding thereto, following Section 8 thereof, the following:

“SECTION 8.1 Nomination of Directors

Subject only to the Act and the articles of the Corporation, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board may be made at any annual meeting of Shareholders, or at any special meeting of Shareholders if one of the purposes for which the special meeting was called was the election of directors,

a.	by or at the direction of the board or an authorized officer of the Corporation, including pursuant to a notice of meeting;

b.

by or at the direction or request of one or more Shareholders pursuant to a proposal made in accordance with the provisions of the Act or a requisition of the Shareholders made in accordance with the provisions of the Act; or

c.

by any person (a “Nominating Shareholder”) (i) who, at the close of business on the date of the giving of the notice provided for below in this Section 8.1 and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and (ii) who complies with the notice procedures set forth below in this Section 8.1:

A)

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the secretary of the Corporation at the principal executive offices of the Corporation in accordance with this Section 8.1.

B)

To be timely, a Nominating Shareholder’s notice to the secretary of the Corporation must be made (a) in the case of an annual meeting of Shareholders, not less than thirty (30) nor more than sixty-five (65) days prior to the date of the annual meeting of Shareholders; provided, however, that in the event that the annual meeting of Shareholders is called for a date that is less than fifty (50) days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and (b) in the case of a special meeting (which is not also an annual meeting) of Shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of Shareholders was made.

C)

In no event shall any adjournment or postponement of a meeting of Shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described above.

D)

To be in proper written form, a Nominating Shareholder’s notice to the secretary of the Corporation must set forth (a) as to each person whom the Nominating Shareholder proposes to nominate for election as a director (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class or series and number of shares in the capital of the Corporation which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of Shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, (iv) the citizenship of the person (v) any relationships, agreements or arrangements, including financial, compensation and indemnity related relationships, agreements or arrangements, between the person or any affiliates or associates of, or any person or entity acting jointly or in concert with, the person or the Nominating Shareholder, and (vi) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below); and (b) as to the Nominating Shareholder giving the notice, (i) their name, business and residential address, direct or indirect beneficial ownership in, or control or direction over, any class or series of securities of the Corporation, including the number or principal amount and the date(s) on which such securities were acquired, (ii) their interests in, or rights or obligations associated with, an agreement, arrangement or understanding, the purpose or effect of which is to alter, directly or indirectly, the person’s economic interest in a security of the Corporation or the Nominating Shareholder’s economic exposure to the Corporation, (iii) any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Corporation, (iv) a representation that the Nominating Shareholder is a holder of record of securities of the Corporation, or a beneficial owner, entitled to vote at the meeting, (v) a representation as to whether such person intends to deliver a proxy circular and/or form of proxy to any shareholder of the Corporation in connection with such nomination or otherwise solicit proxies or votes from Shareholders of the Corporation in support of such nomination, and (vi) any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below). The Corporation may require any proposed nominee to furnish such other information, including a written consent to act, as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee.

E)

No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this Section 8.1; provided, however, that nothing in this Section 8.1 shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of Shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The chairperson of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

F)

For purposes of this Section 8.1, (i) “public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by or on behalf of the Corporation under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com; and (ii) “Applicable Securities Laws” means the applicable Securities Act of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada.

G)

Notwithstanding any other provision of the by-laws of the Corporation, notice given to the secretary of the Corporation pursuant to this Section 8.1 may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the secretary of the Corporation for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the secretary at the address of the principal executive offices of the Corporation; provided that if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Toronto time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

H)	Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this Section 8.1.

2)

By-law No. 1, as amended from time to time, of the by-laws of the Corporation and this By-Law No. 3 shall be read together and shall have effect, so far as practicable, as though all the provisions thereof were contained in one by-law of the Corporation. All terms contained in this by-law which are defined in By-law No. 1, as amended from time to time, of the by-laws of the Corporation shall, for all purposes hereof, have the meanings given to such terms in the said By-law, unless expressly stated otherwise or the context otherwise requires.

This by-law shall come into force upon being passed by the Board.

SCHEDULE “C” BY-LAW RESOLUTION

“BE IT RESOLVED THAT:

(a)

By-Law No. 3 of Postmedia Network Canada Corporation (“Postmedia”), amending By-Law No. 1 of Postmedia, as approved by the Board on October 24, 2013 in the form attached as Schedule “B” to the Circular, is hereby ratified and confirmed; and

(b)

any director or officer of Postmedia is hereby authorized and directed, acting for, in the name of and on behalf of Postmedia, to execute or cause to be executed, under the seal of Postmedia or otherwise and to deliver or to cause to be delivered, all such other deeds, documents, instruments and assurances and to do or cause to be done all such other acts as in the opinion of such director or officer of Postmedia may be necessary or desirable to carry out the terms of the foregoing resolutions.”

SCHEDULE “D” BOARD OF DIRECTORS CHARTER

PURPOSE

The Board of Directors is elected by the Company’s Shareholders to supervise the management of the business and affairs of the Company, in the best interests of the Company. The Board of Directors shall:

•

Review and approve the strategic plan and business objectives of the Company that are submitted by senior management and monitor the implementation by senior management of the strategic plan. During at least one meeting each year, the Board of Directors will review the Company’s long term strategic plans and the principal issues that the Company expects to face in the future.

•

Assess, monitor and manage the principal strategic risks, and review the operational, reporting and compliance risks (together with the strategic risks, the “Risks”) for the Company and oversee, with the assistance of the Audit Committee, the implementation and monitoring of appropriate risk management systems.

•

Ensure, with the assistance of the Corporate Governance and Nominating Committee, the effective functioning of the Board of Directors and its committees in compliance with the corporate governance requirements of applicable legislation, and that such compliance is reviewed periodically by the Corporate Governance and Nominating Committee.

•	Assess whether internal controls and management information systems for the Company are in place and ensure they are evaluated and reviewed periodically on the initiative of the Audit Committee.

•

Assess the performance of the Company’s senior management, including monitoring the establishment of appropriate systems for succession planning (including the development of policies and principles for President & Chief Executive Officer selection and performance review and policies regarding succession in an emergency or upon retirement of the President & Chief Executive Officer) and for periodically monitoring the compensation levels of such senior management based on determinations and recommendations made by the Compensation Committee.

•	Ensure that the Company has in place a policy for effective communication with Shareholders, other stakeholders and the public generally.

•

Review and, where appropriate, approve the recommendations made by the various committees of the Board of Directors, including, without limitation, to: select nominees for election to the Board of Directors; appoint directors to fill vacancies on the Board of Directors; appoint members of the various committees of the Board of Directors; and, establish the form and amount of director compensation.

COMPOSITION

The Board of Directors collectively should possess a broad range of skills, expertise, industry and other knowledge, and business and other experience useful to the effective oversight of the Company’s business. The Board of Directors should be comprised of that number of individuals which will permit the Board of Directors’ effective functioning. The appointment and removal of directors shall occur in accordance with the Company’s by-laws and any existing resolutions. A majority of the Board of Directors should meet the independence requirements of any applicable legislation, regulatory requirements and policies, including, but not limited to, the independence requirements set out in section 1.4 of National Instrument 52-110 – Audit Committees. The Board of Directors, upon the recommendation of the Corporate Governance and Nominating Committee, shall designate the Chairman by majority vote of the Board of Directors, it being understood that the current Chairman has been appointed for a term ending on the third annual meeting of Shareholders following his appointment.

At least 25% of the Board of Directors shall be “resident Canadians”, as contemplated by the Canada Business Corporations Act. Additionally, more than fifty per cent of the directors, including the Chairman, shall be Canadian citizens.

MEETINGS

The Board of Directors shall meet at least four times each year and more frequently as circumstances require. All members of the Board of Directors should strive to be at all meetings. The Board of Directors shall meet separately, periodically, without senior management, and may request any member of the Company’s senior management or the Company’s outside counsel or independent auditor to attend meetings of the Board of Directors or with advisors thereto.

A majority of the number of directors of the Company shall constitute a quorum for the transaction of business. Subject subsections 111(1), 114(4) and 117(1) of the Canada Business Corporations Act, no business shall be transacted by the directors except at a meeting of the Board of Directors at which quorum is present and at which at least 25% of the directors present are “resident Canadians”, as contemplated by the Canada Business Corporations Act. Additionally, more than 50% of the directors present shall be Canadian citizens.

RISKS

The Board of Directors shall:

•

Approve a policy that sets out the Risks philosophy of the Company and the expectations and accountabilities for identifying, assessing, monitoring and managing Risks (the “ERM Policy”) that is developed and is to be implemented by senior management.

•

Meet with senior management to review and discuss senior management’s timely identification of the most significant Risks, including those Risks related to or arising from the Company’s weaknesses, threats to the Company’s business and the assumptions underlying the Company’s strategic plan (“Principal Risks”).

•	Approve a formalized, disciplined and integrated enterprise risk management process that is developed by senior management to monitor, manage and report Principal Risks.

•	Develop policies (and changes thereto) setting out the framework within which each identified Principal Risks of the Company shall be managed.

•

At least semi-annually, obtain from senior management a report specifying the management of the Principal Risks of the Company including compliance with the ERM Policy and other policies of the Company for the management of Principal Risks.

COMMITTEES

The Board of Directors may delegate authority to individual directors and committees where the Board of Directors determines it is appropriate to do so. The Board of Directors expects to accomplish a substantial amount of its work through committees and shall form at least the following three committees: the Audit Committee, the Compensation and Pension Committee, and the Corporate Governance and Nominating Committee. The Board of Directors may, from time to time, establish or maintain additional standing or special committees as it determines to be necessary or appropriate. Each committee should have a written charter and should report regularly to the Board of Directors, summarizing the committee’s actions and any significant issues considered by the committee.

INDEPENDENT ADVICE

In discharging its mandate, the Board of Directors shall have the authority to retain (and authorize the payment by the Company of) and receive advice from special legal, accounting or other advisors as the Board of Directors determines to be necessary to permit it to carry out its duties.

ANNUAL EVALUATION

Annually, or more frequently at the request of the Executive Vice President, Legal and General Counsel as a result of legislative or regulatory changes, the Board of Directors through the Corporate Governance and Nominating Committee shall, in a manner it determines to be appropriate:

•

Conduct a review and evaluation of the performance of the Board of Directors and its members and committees, including the compliance of the Board of Directors with this Charter. This evaluation will focus on the contribution of the Board of Directors to the Company and specifically focus on areas in which the directors and senior management believe that the contribution of the Board of Directors could be improved.

Review and assess the adequacy of this Charter and the position description for the Chairman and make any improvements the Board of Directors determines to be appropriate, except for minor technical amendments to this Charter, authority for which is delegated to the Executive Vice President, Legal and General Counsel, who will report any such amendments to the Board of Directors at its next regular meeting.

SCHEDULE “E” SUMMARY OF KEY FEATURES OF THE RIGHTS PLAN

This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the Rights Plan, the full text of which is available on SEDAR at www.sedar.com.

Issuance of Rights

One Right has been issued by Postmedia in respect of each Voting Share and Variable Voting Share outstanding at the Effective Time and will continue to be issued in respect of each Voting Share and Variable Voting Share issued thereafter and prior to the earlier of the Separation Time and the Expiration Time. Under the Rights Plan, the Rights are confirmed and Postmedia confirms its authorization to continue the issuance of new Rights for each Voting Share and Variable Voting Share issued. Each Right entitles the registered holder thereof to purchase from Postmedia one Voting Share or Variable Voting Share, as the case may be. The exercise price under the Rights Plan is an amount equal to three times the Market Price, from time to time, per Voting Share or Variable Voting Share, as the case may be. The Rights are not exercisable until the Separation Time. If a Flip-In Event occurs, each Right will entitle the registered holder to receive, upon payment of the Exercise Price, the number of Voting Shares or Variable Voting Shares, as applicable, having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to ten times the relevant Exercise Price for an amount in cash equal to the relevant Exercise Price.

Under the Rights Plan, Postmedia is not required to issue or deliver Rights, or securities issuable upon the exercise of Rights, outside of Canada, where such issuance or delivery would be unlawful without registration of the relevant Persons or securities. If the Rights Plan would require compliance with securities laws or comparable legislation of a jurisdiction outside of Canada, Postmedia may establish procedures for the issuance to a Canadian resident fiduciary of such securities, to hold such Rights or other securities in trust for the Persons beneficially entitled to them, to sell such securities, and to remit the proceeds to such Persons.

Trading of Rights

Until the Separation Time (or the earlier termination or expiration of the Rights), the Rights will be evidenced by the certificates representing Voting Shares or Variable Voting Shares, as the case may be, and will be transferable only together with such associated Shares. From and after the Separation Time and prior to the Expiration Time, separate certificates evidencing the Rights (“Rights Certificates”), together with a disclosure statement prepared by Postmedia describing the Rights, will be mailed to holders of record of Voting Shares and Variable Voting Shares (other than an Acquiring Person) as of the Separation Time. Rights Certificates will also be issued in respect of Voting Share and Variable Voting Share issued prior to the Expiration Time, to each holder (other than an Acquiring Person) converting, after the Separation Time, securities (“Convertible Securities”) convertible into or exchangeable for Voting Shares or Variable Voting Shares. The Rights will trade separately from the Voting Shares and Variable Voting Shares, as the case may be, after the Separation Time.

Separation Time

The Separation Time is the close of business on the tenth Business Day after the earlier of (i) the “Share Acquisition Date”, which is generally the first date of public announcement of facts indicating that a Person has become an Acquiring Person; and (ii) the date of the commencement of, or first public announcement of the intent of any Person (other than Postmedia or any Subsidiary of Postmedia) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid, so long as such bid continues to satisfy the requirements of a Permitted Bid or Competing Permitted Bid). In either case, the Separation Time can be such later date as may be determined by the Board acting in good faith. If a Take-over Bid expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, it will be deemed never to have been made.

Acquiring Person

In general, an “Acquiring Person” is a Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares or Variable Voting Shares. Excluded from the definition of “Acquiring Person” are Postmedia and its Subsidiaries, and any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares or Variable Voting Shares as a result of one or more or any combination of an acquisition or redemption by Postmedia of Shares, a Permitted Bid Acquisition, an Exempt Acquisition, a Convertible Security Acquisition and a Pro Rata Acquisition.

The definitions of “Permitted Bid Acquisition”, “Exempt Acquisition”, “Convertible Security Acquisition” and “Pro Rata Acquisition” are set out in the Rights Plan. However, in general:

(a)	a “Permitted Bid Acquisition” means an acquisition of Voting Shares or Variable Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;

(b)

a “Share Reduction” means an acquisition or redemption by Postmedia or a Subsidiary of Postmedia of Voting Shares or Variable Voting Shares or the automatic or optional conversion of Variable Voting Shares into Voting Shares or vice versa (other than, for greater certainty, the automatic or optional conversion of shares Beneficially Owned by such Person) pursuant to the Constating Documents and the share provisions contained therein that, by reducing the number of Voting Shares or Variable Voting Shares outstanding, increases the percentage of outstanding Voting Shares or Variable Voting Shares Beneficially Owned by such Person to 20% or more of the Voting Shares or Variable Voting Shares, as the case may be, then outstanding;

(c)

an “Exempt Acquisition” means a Voting Share or Variable Voting Share acquisition: (A) in respect of which the Board has waived the application of the Rights Plan pursuant to certain provisions of the Rights Plan; (B) pursuant to a dividend reinvestment plan of Postmedia; (C) pursuant to the receipt or exercise of rights issued by Postmedia to all holders of Voting Shares or Variable Voting Shares (other than holders resident in a jurisdiction where such dividend is restricted or impracticable as a result of applicable law) to subscribe for or purchase Voting Shares, Variable Voting Shares or Convertible Securities, provided that such rights are acquired directly from Postmedia and not from any other person and provided that the Person does not thereby acquire a greater percentage of Voting Shares, Variable Voting Shares or Convertible Securities so offered than the Person’s percentage of Voting Shares, Variable Voting Shares or Convertible Securities beneficially owned immediately prior to such acquisition; (D) pursuant to a distribution by Postmedia of Voting Shares, Variable Voting Shares or Convertible Securities by way of prospectus or private placement by Postmedia, provided that the Person does not thereby acquire (or is deemed to Beneficially Own) a greater percentage of Voting Shares or Variable Voting Shares so offered than the Person’s percentage of Voting Shares or Variable Voting Shares Beneficially Owned immediately prior to such acquisition; or (E) pursuant to the exercise of awards granted under a deferred share unit plan of Postmedia, options granted under a share Option Plan of Postmedia or rights to purchase securities granted under a share purchase plan of Postmedia;

(d)

a “Pro Rata Acquisition” means an acquisition of Voting Shares, Variable Voting Shares or Convertible Securities: (i) as a result of a stock dividend, a stock split or other event pursuant to which such Person receives or acquires Voting Shares, Variable Voting Shares or Convertible Securities on the same pro rata basis as all other holders of securities of the same class or series of Postmedia; (ii) pursuant to a regular dividend reinvestment or other plan of Postmedia made available by Postmedia to all holders of Voting Shares and Variable Voting Shares (other than holders resident in any jurisdiction where participation in any such plan is restricted or impractical as a result of applicable law), where such plan permits the holder to direct that the dividends paid in respect of such Voting Shares and Variable Voting Shares be applied to the purchase from Postmedia of Voting Shares, Variable Voting Shares or Convertible Securities; or (iii) pursuant to the receipt and/or exercise of rights (other than the Postmedia Rights) issued by Postmedia to all of the holders of a series or class of Voting Shares and Variable Voting Shares (other than holders resident in any jurisdiction where participation in any such plan is restricted or impractical as a result of applicable law) on a pro rata basis to subscribe for or purchase Voting Shares, Variable Voting Shares or Convertible Securities, provided, however, that such Person does not thereby acquire a greater percentage of Voting Shares or Variable Voting Shares, as applicable, than the percentage of Voting Shares or Variable Voting Shares Beneficially Owned by that Person immediately prior to such acquisition;

(e)

a “Convertible Security Acquisition” means an acquisition of Voting Shares or Variable Voting Shares upon the exercise, conversion or exchange of Convertible Securities received by such Person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Pro Rata Acquisition; and

(f)

a “Grandfathered Person” means a Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares or Variable Voting Shares determined as at the Record Time, provided, however, that this exception shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time, become the Beneficial Owner of any additional Voting Shares or Variable Voting Shares, other than through one or any combination of a Permitted Bid Acquisition, an Exempt Acquisition, a Share Reduction, a Pro Rata Acquisition or a Convertible Security Acquisition.

Also excluded from the definition of “Acquiring Person” is an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of Voting Shares or Variable Voting Shares in connection with a distribution of securities by way of prospectus or private placement.

Beneficial Ownership

In general, a Person is deemed to Beneficially Own Voting Shares or Variable Voting Shares actually held by others in circumstances where those holdings are or should be grouped together for purposes of the Rights Plan. Included are holdings by the Person’s Affiliates (generally, a person that controls, is controlled by, or is under common control with another person) and Associates (generally, relatives sharing the same residence). Also included are securities which the Person or any of the Person’s Affiliates or Associates has the right to acquire within 60 days (other than (i) customary agreements with and between underwriters and/or banking group and/or selling group members with respect to a public offering or private placement of securities; or (ii) pursuant to a pledge of securities in the ordinary course of the pledgee’s business) provided, however, that a Non-Canadian who holds Variable Voting Shares will not be deemed to be the “Beneficial Owner” of, have “Beneficial Ownership” of or “Beneficially Own” any Voting Shares into which the Variable Voting Shares owned by such Person are convertible pursuant to the Corporation’s Constating Documents and the share provisions contained therein.

A Person is also deemed to “Beneficially Own” any securities that are Beneficially Owned (as described above) by any other Person with which the Person is acting jointly or in concert (a “Joint Actor”). A Person is a Joint Actor with any Person who is a party to any agreement, arrangement or understanding with the first Person or an Associate or Affiliate thereof for the purpose of acquiring or offering to acquire Shares.

Institutional Shareholder Exemptions from Beneficial Ownership

The definition of “Beneficial Ownership” contains several exclusions whereby a Person is not considered to “Beneficially Own” a security. There are exemptions from the deemed “Beneficial Ownership” provisions for institutional investors acting in the ordinary course of business. These exemptions apply to: (i) an investment manager (“Investment Manager”) which holds securities in the ordinary course of business in the performance of its duties for the account of any other Person (a “Client”), including the acquisition or holding of securities for non-discretionary accounts held on behalf of a Client by a broker or dealer registered under applicable securities law, provided, however, that for greater certainty, Investment Manager does not include a hedge fund, a private equity fund or similar fund or entity or any Person who manages any of the foregoing; (ii) a licensed trust company (“Trust Company”) acting as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent persons (each an “Estate Account”) or in relation to other accounts (each an “Other Account”) and which holds such security in the ordinary course of its duties for such accounts; (iii) the administrator or the trustee (a “Plan Trustee”) of one or more pension funds or plans (a “Plan”) registered under applicable law; (iv) a Person who is a Plan or is a Person established by statute (the “Statutory Body”), and its ordinary business or activity includes the management of investment funds for employee benefit plans, Pension Plans, insurance plans or various public bodies; or (v) a Crown agent or agency. The foregoing exemptions only apply so long as the Investment Manager, the Trust Company, the Plan Trustee, the Plan, the Statutory Body or the Crown agent or agency is not then making or has not then announced an intention to make a Take-over Bid alone or acting jointly or in concert with any other Person, other than an Offer to Acquire Voting Shares or Variable Voting Shares or other securities pursuant to a distribution by Postmedia or by means of ordinary market transactions.

A Person will not be deemed to “Beneficially Own” a security because (i) the Person is a Client of the same Investment Manager, an Estate Account or an Other Account of the same Trust Company, or Plan with the same Plan Trustee as another Person or Plan on whose account the Investment Manager, Trust Company or Plan Trustee, as the case may be, holds such security; or (ii) the Person is a Client of an Investment Manager, Estate Account, Other Account or Plan, and the security is owned at law or in equity by the Investment Manager, Trust Company or Plan Trustee, as the case may be.

Flip-In Event

A Flip-In Event occurs when any Person becomes an Acquiring Person. In the event that, prior to the Expiration Time, a Flip-In Event which has not been waived by the Board (whether before or after the occurrence of such Flip-In Event) occurs (see “– Waiver of Flip-In Events” below), each Right (except for Rights Beneficially Owned or which may thereafter be Beneficially Owned by an Acquiring Person or a transferee of such a Person, which Rights will become null and void) will constitute the right to purchase from Postmedia, upon exercise thereof in accordance with the terms of the Rights Plan, that number of Voting Shares or Variable Voting Shares, as applicable, having an aggregate Market Price on the date of the Flip-In Event equal to ten times the Exercise Price, for the Exercise Price (such Right being subject to anti-dilution adjustments).

Permitted Bid and Competing Permitted Bid

A “Permitted Bid” is a Take-over Bid made by way of a Take-over Bid circular and which complies with the following additional provisions:

(a)

the Take-over Bid is made for all the Voting Shares and Variable Voting Shares and is made to all holders of record of Voting Shares and Variable Voting Shares, other than the Offeror, its Affiliates, Associates and Joint Actors;

(b)	the Take-over Bid contains irrevocable and unqualified conditions that:

A.

no security will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date which is not less than 60 days following the date of the Take-over Bid and the provisions for the take-up and payment for the Voting Shares and Variable Voting Shares tendered or deposited thereunder will be subject to irrevocable and unqualified condition;

B.

unless the Take-over Bid is withdrawn, securities may be deposited pursuant to the Take-over Bid at any time prior to the close of business on the date of first take-up or payment for securities and securities deposited pursuant to the Take-over Bid may be withdrawn at any time prior to the close of business on such date;

C.

not less than 50% of each of the outstanding Voting Shares and Variable Voting Shares held by Independent Shareholders must be deposited to the Take-over Bid and not withdrawn at the close of business on the date of first take-up or payment for securities; and

D.

in the event that not less than 50% of each of the outstanding Voting Shares and Variable Voting Shares held by Independent Shareholders have been deposited to the Take-over Bid and not withdrawn as at the date of first take-up or payment of securities under the Take-over Bid, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of securities for not less than 10 Business Days from the date of such public announcement;

A Competing Permitted Bid is a Take-over Bid that is made after a Permitted Bid or another Competing Permitted Bid has been made but prior to its expiry, satisfies all the requirements of a Permitted Bid as described above, except that a Competing Permitted Bid is not required to remain open for 60 days so long as it is open until the later of (i) the earliest date on which securities may be taken-up or paid for under any earlier Permitted Bid or Competing Permitted Bid that is in existence; and (ii) 35 days, or such other minimum period of days as may be prescribed by applicable law in Ontario, after the date of the Take-over Bid constituting the Competing Permitted Bid.

Redemption and Termination of Rights

(a)

Redemption of Rights on Approval of Holders of Shares and Rights. The Board may, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the outstanding Rights at a redemption price of $0.000001 per Right, appropriately adjusted for anti-dilution as provided in the Rights Plan (the “Redemption Price”).

(b)

Deemed Redemption. Where a Person acquires, pursuant to a Permitted Bid or a Competing Permitted Bid, outstanding Voting Shares or Convertible Securities, the Board shall be deemed to have elected to redeem the Rights at the Redemption Price

(c)

Redemption of Rights on Withdrawal or Termination of Bid. Where a Take-over Bid that is not a Permitted Bid or a Competing Permitted Bid expires, is terminated or is otherwise withdrawn after the Separation Time and prior to the occurrence of a Flip-In Event, the Board may elect to redeem all of the outstanding Rights at the Redemption Price. In such event, all the provisions of the Rights Plan shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Voting Shares and Variable Voting Shares as of the Separation Time had not been mailed to each such holder and, for all purposes of the Rights Plan, the Separation Time shall be deemed not to have occurred and Rights shall remain attached to the outstanding Voting Shares and Variable Voting Shares.

If the Board is deemed to have elected or elects to redeem the Rights as described above, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights will be to receive the Redemption Price. Within 10 Business Days of any such election or deemed election to redeem the Rights, Postmedia will notify the holders of the Shares or, after the Separation Time, the holders of the Rights.

Waiver of Flip-In Events

The Board may waive the application of the events that occur under a Flip-in Event (see “- Flip-In Event” above) to any Flip-in Event by written notice delivered to the Rights Agent and in the event of such waiver, the Flip-in Event shall be deemed never to have occurred and, if such waiver is provided after the Separation Time, all the provisions of Rights Plan shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Voting Shares and Variable Voting Shares as of the Separation Time had not been mailed to each such holder, and the Separation Time shall be deemed not to have occurred and Rights shall remain attached to the outstanding Voting Shares and Variable Voting Shares.

Anti-Dilution Adjustments

The Exercise Price of a Right, the number and kind of securities subject to purchase upon exercise of a Right, and the number of Rights outstanding, will be adjusted in certain events, including, without limitation:

(i)            if there is: (A) a declaration of a dividend on its Voting Shares or Variable Voting Shares payable in Voting Shares or Variable Voting Shares (or Convertible Securities) other than pursuant to any mandatory or optional share dividend reinvestment program, (B) a subdivision or change of the then outstanding Voting Shares or Variable Voting Shares into a greater number of shares, (C) a combination or change of the then outstanding Voting Shares or Variable Voting Shares into a smaller number of shares, or (D) an issuance of Voting Shares or Variable Voting Shares (or Convertible Securities) in lieu of or in exchange for existing shares; or

(ii)            if Postmedia fixes a record date for a distribution to all holders of Voting Shares and Variable Voting Shares of certain rights or warrants to acquire Voting Shares or Variable Voting Shares or Convertible Securities, or for the making of a distribution to all holders of Voting Shares or Variable Voting Shares of evidences of indebtedness or assets (other than regular periodic cash dividends or a distribution payable in Voting Shares or Variable Voting Shares, but including any distribution payable in securities other than Voting Shares or Variable Voting Shares).

Supplements and Amendments

Postmedia may at any time, amend, supplement, vary or delete any of the provision of the Rights Plan.

Any such amendment, supplement, variation or deletion shall be effective from the date of the resolution of the Board adopting such amendment, supplement, variation or deletion or such earlier or later date as the Board may otherwise determine. The implementation of any such amendment, supplement, variation or deletion will be subject to receipt of any necessary regulatory approval including that of any securities regulatory authority or stock exchange.

Expiration

For purposes of the Rights Plan, “Independent Shareholders” mean Shareholders excluding: (i) any Acquiring Person; (ii) any Offeror (other than a Person who pursuant to Section 1.1(e)(v) of the Rights Plan is not deemed to Beneficially Own the Shares held by such Persons); (iii) any Affiliate or Associate of any Acquiring Person or Offeror; (iv) any Person acting jointly or in concert with any Acquiring Person or Offeror or any of their respective Affiliates or Associates; and (v) a Person who is a trustee of any employee benefit plan, share purchase plan, deferred profit sharing plan or any similar plan or trust for the benefit of employees of the Corporation or a Subsidiary of the Corporation, unless the beneficiaries of such plan or trust direct the manner in which the Shares are to be voted or direct whether the Shares are to be tendered to a Take-over Bid.

If the Rights Plan is approved by the Shareholders at the Meeting, it will remain in force until the earlier of the Termination Time (the time at which the right to exercise Rights will terminate pursuant to the Rights Plan) and the termination of the annual meeting of Postmedia Shareholders in the year 2017 unless at or prior to such meeting the Independent Shareholders ratify the continued existence of the Rights Plan.